EXHIBIT 99.1

Independent National Instrument 43-101 Technical
Report on the Lugushwa Gold Project, South Kivu
Province, Democratic Republic of the Congo,
Prepared for Banro Corporation

Qualified Person:
Andrew Neil Clay
M.Sc. (Geol.), M.Sc. (Min.Eng.), Dip.Bus.Man.,
Pr.Sci.Nat., MSAIMM, FAusIMM, ,
FGSSA, MAIMA, MSPE, IoD.
MANAGING DIRECTOR

Compiled by:
Tarryn Claire Orford
B.Sc. Hons (Geol.),
MGSSA, MGASA, MMINSA
MINERAL PROJECT ANALYST

Sheridan Lambert
M.Sc. (Physics),
MSAIMM, MGASA, MSAIP.
OREBODY ANALYST

Reference No.:- VMD1365R
Effective Date of the Report:- 15th March 2013
Revised On: 15th April 2013

April 2013	i

Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo, Prepared for Banro Corporation

Summary

Item 1

Venmyn Deloitte was commissioned by Banro Corporation (Banro) to review the updated Mineral Resource estimates and prepare an Independent National Instrument 43-101 (NI 43-101) Technical Report on it’s Lugushwa gold project mineral asset. This report describes the Lugushwa Project in terms of its historical and recent exploration data which would have a bearing on the techno-economic value of the contributing properties. The effective date of this review is the 15th March 2013. This report was prepared as a review and compilation of information prepared by Lugushwa Mining to check for reasonableness, accuracy, and compliance. No economic assessment or management function was performed by Venmyn Deloitte during the preparation of this report.

The Lugushwa Project consists of three Exploration Permits held by Lugushwa Mining SARL (Lugushwa Mining), a wholly owned subsidiary of Banro. The Project is a gold project located in the South Kivu Province, Democratic Republic of the Congo (DRC). The Project is located approximately 150km southwest of Bukavu and 250km southsouthwest of Goma. Roads are in poor condition with access only possible by air at this stage. Banro relies on transport by helicopter and a small dirt airstrip exists at the project.

The topography is mountainous and has deeply incised valleys. The vegetation in this area is primary tropical. Climate is subtropical to tropical with generally hot and humid conditions year round. The rainy season takes place from September to December.

The Lugushwa Project lies within the Great Lakes Region of Central Africa, on the western edge of the Kibaran Mobile Belt and Metallogenic Province. Gold mineralization is associated with disseminated arsenopyrite and pyrite in a series of cross-cutting as well as bedding-parallel quartz veins. Mineralization occurs preferentially within the fold closure and in bedding parallel zones. Mineralization intensity decreases down dip.

This NI 43-101 review has been completed based on the inclusion of new exploration information. The new information was incorporated into the geological model by Lugushwa Mining, which Venmyn Deloitte independently reviewed and checked for reasonableness.

The Mineral Resources have been upgraded by Lugushwa Mining to include a larger Inferred Mineral Resource base as well as upgrading of a portion of the Mineral Resources to Indicated Mineral Resources. The Mineral Resources are summarised below.

DOMAIN	CATEGORY	TONNAGE (Mt)	GRADE (g/t)	OUNCES (Moz)

LUGUSHWA PROJECT TOTAL MINERAL RESOURCES	Indicated	17.03	1.32	0.73
	Inferred	116.46	1.30	4.88

The Mineral Resources estimated for the Lugushwa Project have been materially upgraded by Lugushwa Mining. This increase includes upgrading a portion into the Indicated Mineral Resource category as well as expanding the current Mineral Resource base through the continued exploration taking place.

The modelling techniques employed by Lugushwa Mining for the Lugushwa Project are in keeping with the guidelines of NI 43-101 and the Mineral Resource estimation presented in this report is considered by Venmyn Deloitte to be representative of the mineralisation contained within the Lugushwa Project based on our review of the geological model and resource estimates. Venmyn Deloitte is satisfied that all drilling, sampling, database management and geological modelling protocols comply with the standards prescribed by NI 43-101.

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Venmyn Deloitte recommends that further exploration take place in order to improve geological confidence in the targets. Lugushwa Mining has compiled a work programme for the ongoing exploration activities for the Lugushwa Project. A total of USD4.25 million has been assigned for the purpose of exploration during the 2013 financial year, which Venmyn Deloitte considers appropriate. The main operational objectives of the 2013 Lugushwa exploration programme are:-

•	to define additional oxide resources at Lugushwa to facilitate the completion of an economic assessment of the Lugushwa Project by the end of the fourth quarter, 2013;

•
to undertake regional exploration and target generation programs on the remaining portions of the  Lugushwa Project to ensure growth in the defined Mineral Resources by end of the fourth quarter, 2013. In particular the focus for Lugushwa will be on:-

•	conversion of Inferred oxide ounce Mineral Resources to higher confidence categories through infill drilling;

•	follow-up on potential oxide Mineral Resources within the Kimbangu- Mpongo- Minkumbu trend utilizing shallow delineation drilling; and

•	target generation through grassroots and follow-up work in the southwestern and northeastern extensions of the Lugushwa mineralized trend.

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April 2013	iii

Disclaimer and Risks

Venmyn Deloitte has prepared this NI 43-101 Technical Report and, in so doing, has utilised information provided by Banro and its subsidiaries as to its operational methods and forecasts. Where possible this information has been verified from independent sources with due enquiry in terms of all material issues that are a prerequisite to comply with the National Instrument.

The authors of this NI 43-101 are not qualified to provide extensive commentary on legal issues associated with Banro or Banro’s right to the mineral properties. Banro and its subsidiaries have provided certain information, reports and data to Venmyn Deloitte in preparing this National Instrument 43-101 Technical Report, which to the best of Banro’s knowledge and understanding, is complete, accurate and true and Banro acknowledges that Venmyn Deloitte has relied on such information, reports and data in preparing this National Instrument 43-101 Technical Report. No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the said legal aspects.

Operational Risks

The businesses of mining and mineral exploration, development and production by their nature contain significant operational risks. The businesses depend upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

Political and Economic Risks

Factors such as political and industrial disruption, currency fluctuation, increased competition from other prospecting and mining rights holders and interest rates could have an impact on Banro’s future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of Banro or any other operating entity.

Forward Looking Statements

This report contains forward-looking statements. These forward-looking statements are based on the opinions and estimates of Banro and its subsidiaries at the date the statements were made. The statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those forward-looking statements anticipated by Banro. Factors that could cause such differences include changes in world gold markets, equity markets, costs and supply of materials, and regulatory changes. Although Venmyn Deloitte believes the expectations reflected in the forward-looking statements to be reasonable, Venmyn Deloitte does not guarantee future results, levels of activity, performance, or achievements.

Lugushwa Project NI 43-101 Review

April 2013	iv

Independent National Instrument 43-101 Technical
Report on the Lugushwa Gold Project, South Kivu
Province, Democratic Republic of the Congo,
Prepared for Banro Corporation

List of Contents

1.	Introduction			7

2.	Reliance on Other Experts			7

3.	Project Description and Location			7

4.	Accessibility, Climate, Local Resources, Infrastructure and Physiography			9
	4.1.	Accessibility and Infrastructure		9
	4.2.	Topography, Climate and Vegetation		9
	4.3.	Local Resources		12

5.	History			12

6.	Geological Setting and Mineralisation			12

	6.1.	Regional Geology		12
		6.1.1.	Structural Geology	14
	6.2.	Local Geology		15
	6.3.	Mineralization		15

7.	Deposit Types			18

8.	Exploration			18
	8.1.	Gridding and Soil Sampling		20
	8.2.	Trenching		20
	8.3.	Survey Methods		20
	8.4.	Mapping		20

9.	Drilling			20

10.	Sample Preparation, Analyses and Security			21
	10.1.	Sample Preparation		21
	10.2.	Laboratory Analyses		23
		10.2.1.	Analysis	23
		10.2.2.	QA/QC	23
	10.3.	Security		23

11.	Data Verification			23
	11.1.	Data and Database Management		23

12.	Mineral Processing and Metallurgical Testing			24
	12.1.	Nature, Extent and Results		24
		12.1.1. 2011 KCA		25
		12.1.2. 2011 MMSA		25
		12.1.2.1. Sample Preparation		26
		12.1.2.2. Head Assay		26
		12.1.2.3. Diagnostic Leaching - ROM Direct Leaching		28
		12.1.2.4. Flotation Testwork		28
		12.1.2.5. Baseline Leach Testwork on Flotation Concentrates		30
		12.1.2.6. Optimised Leach Testwork on Flotation Concentrates		30
		12.1.2.7. Optimised Leach Testwork on Flotation Tails		31
	12.1.2.8. Concluding opinion on MMSA Testwork	31
12.2.	Representativeness of Test Samples	31
12.3.	Potential Economic Extraction Risk Factors	32

Lugushwa Project NI 43-101 Review

April 2013	v

	12.4.	Concluding Opinion of the Testwork	32

13.	Mineral Resource Estimates		32
	13.1.	Mineral Resource Estimation and Modelling Techniques	32
	13.2.	Database Integrity	32
	13.3.	Geological Interpretation and Dimensions	33
	13.4.	Compositing	33
	13.5.	Block Model	33
	13.6.	Variography	33
	13.7.	Estimation Methodology	34
	13.8.	Validation	38
	13.9.	Mineral Resource Classification	38

14.	Mineral Reserve Estimates		43

15.	Mining Methods		43

16.	Recovery Methods	43

17.	Project Infrastructure	43

18.	Market Studies and Contracts	43
	18.1.	Demand	43
	18.2.	Supply	44
	18.3.	Gold Price Trend	46
	18.4.	Gold Market Outlook	46

19.	Environmental Studies, Permitting and Social or Community Impact		47

20.	Capital and Operating Costs		47

21.	Economic Analysis		47

22.	Adjacent Properties		47

23.	Other Relevant Data and Information		47
	23.1.	Political Background	47
	23.2.	Minerals Industry	48

24.	Interpretations and Conclusions		49

25.	Recommendations		49

26.	Date and Signature Page		50

List of Figures
Figure 1: Location and Infrastructure of the Lugushwa Project within the DRC	8
Figure 2: Corporate Structure of Banro	10
Figure 3: Lugushwa Legal Tenure	11
Figure 4: Regional Geology Showing the Lugushwa Project Area	13
Figure 5: The Local and Target Geology of the Lugushwa Project	16
Figure 6: Schematic Mineralization Model for the Lugushwa Project	19
Figure 7: Summary of Drilling over the Lugushwa Project	22
Figure 8: KCA Sample Preparation Flowsheet	27
Figure 9: Lugushwa Project Showing Individual Wireframe Layout	35
Figure 10: Data Population for some Lugushwa Targets	36
Figure 11: Mineralized Zones Defined Across Domains 1, 2 and 3 in the Lugushwa Target	37
Figure 12: Variogram Model for the Lugushwa Project	39
Figure 13: Alteration States Shown Through the Lugushwa Target	40
Figure 14: Estimated Gold Grade Shown Through the Lugushwa Target	41
Figure 15: Mineral Resource Classification Shown Through the Lugushwa Target	42
Figure 16: Gold by End Use in 2011	44
Figure 17: Gold Spot Price (USD) January 2004 – April 2012	46

Lugushwa Project NI 43-101 Review

April 2013	vi

List of Tables

Table 1: Summary of the Geological History	14
Table 2: Summary of the Structural History	15
Table 3: Summary of Exploration Results since 2007	18
Table 4: Bottle Roll Testwork Results	24
Table 5: Summary of Oxide Lugushwa Oxide Samples Used by KCA	25
Table 6: Summary of KCA Column Leach Test	25
Table 7: Lugushwa Au Head Grade Analysis	28
Table 8: Diagnostic Leach Testwork Results	28
Table 9: Flotation Testwork Results	29
Table 10: Lugushwa Flotation Concentrate Baseline Leach Testwork Results	30
Table 11: Lugushwa Flotation Concentrate Optimised Leach Testwork Results	31
Table 12: Lugushwa Flotation Concentrate Baseline Leach Testwork Results	31
Table 11: Normalised Variogram Model	34
Table 12: Search Neighbourhood Parameters	34
Table 13: Mineral Resources per Mineral Resource Category (effective date: 31st January 2013)	38
Table 14: Estimated Global Gold Reserves in 2011	45
Table 15: Estimated Global Gold Production for 2010 and 2011 (t)	45

List of Appendices

Appendix 1: References	51
Appendix 2: Qualified Person’s Certificate	52
Appendix 3: Summary of Significant Diamond Borehole Intersections	58

Lugushwa Project NI 43-101 Review

2013	7

1.	Introduction

Item 2

Venmyn Deloitte, previously Venmyn Rand (Pty) Ltd, has been requested by Banro Corporation (Banro) to conduct an independent review of the Mineral Resource estimates for, and compile an updated National Instrument 43-101 (NI 43-101) compliant Technical Report on the Lugushwa Gold Project (Lugushwa), which is held by Banro’s subsidiary, Lugushwa Mining SARL (Lugushwa Mining). The Lugushwa Project is located in the South Kivu province, Democratic Republic of the Congo (DRC). The Lugushwa Mining team constructed an in-house geological model based on updated drilling results and subsequently updated the Mineral Resource for Lugushwa. Through an iterative process, Venmyn Deloitte reviewed Lugushwa Mining’s in-house model and the Mineral Resource in order to determine if the estimates are accurate and representative of the prospect. Venmyn Deloitte has independently reviewed and verified the robustness of the Lugushwa Mining geological model and resource estimates.

Venmyn Deloitte has completed all the necessary data validation procedures required for the Lugushwa Prospect data. Venmyn Deloitte has also carried out independent reviews on drilling, sampling, and Quality Assurance and Quality Control (QA/QC) protocols and procedures that were followed and Venmyn Deloitte are satisfied that all procedures were carried out to fulfil the requirements of NI 43-101.

This report undertook validation of the current database used for Mineral Resource estimation by Lugushwa Mining, review of suitable modelling assumptions, validation of the DatamineTM model, a geostatistical analysis on the final model, an analysis of the grade-tonnage curve and review of Lugushwa Mining’s estimates of the gold Mineral Resources for Lugushwa.

Banro is a Canadian gold mining and exploration company with a substantial footprint in the DRC. Banro targets projects in the precious metals industry, namely gold, with production from its first project, Twangiza since October 2011. Banro is also focussed on the development of a second open pit project Namoya and is undertaking exploration, through DRC subsidiaries, on Kamituga and Lugushwa. All Banro's current projects lie along the 210km long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Banro is involved in development of open-pittable gold oxide projects in the DRC and aims to be a prime gold producer in Africa. Lugushwa Mining generated internal models for the Mineral Resource modelling, grade control and Mineral Reserve and mine scheduling. Venmyn Deloitte has independently reviewed this work.

2.	Reliance on Other Experts

Item 3

Venmyn Deloitte has relied upon various reports and information provided by other experts including current studies being carried out by various consultants, as well as older documentation. The document references are summarised in Appendix 1 and include internal documents compiled by Banro and Lugushwa Mining. Venmyn Deloitte also relied on geological models and technical information provided by Banro and Lugushwa Mining staff, including Peter Kersi, Daniel Bansah, project geologists and other staff.

3.	Project Description and Location

Item 4

The Lugushwa Project is a gold project, situated approximately 148km west of Lake Tanganyika and 17km southsoutheast of Lugushwa Airport in the South Kivu Province of the DRC, as illustrated in Figure 1. The project is approximately 150km southwest of Bukavu and 250km southsouthwest of Goma and is situated 55km southwest of the Kamituga Concession of Banro.

The Project is currently undertaking ongoing exploration to upgrade it’s Mineral Resources. The current phase is complete and forms the basis of this update. A Scoping Study is expected to be completed during 2013.

Venmyn Deloitte undertook a field inspection in June 2011. No inspection took place during this update due to previous inspection already having taken place.

Lugushwa Project NI 43-101 Review

Figure 01

VenmynDeloitte.

Lugushwa Gold Project

DRC

LEGEND
- Main Road
- Railway
- District Boundary (Provincial)
- Town
- River
- Airport
- National Boundary
- Project Boundary

CENTRAL AFRICAN REPUBLIC
SUDAN
N
Bangui
CAMEROON
HAUT ZAIRE
Okapi Game Lodge
Congo
Lake Albert
Kisangani
Beni
Butembo
UGANDA
GABON
CONGO
Mbandaka
Lac Ntomba
Lake Edward
NORD KIVU
Goma
Lake Kivu
RWANDA
Lac Mai-Ndombe
Bukavu
LUGUSHWA
NAMOYA
BURUNDI
TWANGIZA
KINSHASA
Kasai
SUD KIVU
KAMITUGA
CABINDA
Brazzaville
Kinshasa
BANDUNDU
KASAI ORIENTAL
MANIEMA
TANZANIA
BAS-ZAIRE
KASAI OCCIDENTAL
Kananga
Mbuji-Mayi
Matadi
Lake Tanganyika
SHABA
Lac Upemba
Lake Mweru
ANGOLA
Atlantic Ocean
Lubumbashi
0
Scale
300km
ZAMBIA
5°N
0°
5°S
10°S
15°E
20°E
25°E
30°E

Source: DK World Atlas

D1365_Banro Lugushwa Update_2013

2013	9

Banro's wholly-owned subsidiary, Lugushwa Mining, has 100% ownership of the project and holds the Permit d’Exploration (PE), translated to Exploration Permits, for the Lugushwa Project. The corporate structure of Banro is illustrated in Figure 2. The Lugushwa Project consists of three PEs, namely PE68, PE238 and PE2,601, which cover an area of approximately 641km2. The PEs were renewed in 2006 and are valid for 30 years. According to the DRC laws, the mineral rights and the surface rights pertaining to one property are not separated, therefore Lugushwa Mining has access to both the surface and gold rights for the Lugushwa Project.

The legal tenement boundaries are illustrated in Figure 3. Originally Banro purchased 36% shareholding in 1996 and has since increased its shareholding to the 100% held today. The DRC Government signed a settlement agreement with Banro in 2002, which stipulated that Banro holds 100% interest in the Lugushwa Project, through Lugushwa Mining, under the revised 1997 Amended and Restated Mining Convention (ARMC). The agreement states that the rights expire in March 2027 (subject to extension under the ARMC). Re-definition of the original property boundaries was undertaken in order to conform to the DRC's ARMC; however, the project still covers the same areas as previously held. The ARMC provides for a ten-year tax holiday; exemption from customs duties and royalty payments; and the ability to run a United States Dollar (USD)-based business.

Whilst Venmyn Deloitte has made due inquiry regarding the legal status of the Lugushwa Gold Project, this does not constitute a legal opinion. However, Venmyn Deloitte is satisfied that the rights and the structure presented is a fair reflection of the current holdings and ownership.

4.	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Item 5

4.1.	Accessibility and Infrastructure

Infrastructure is limited and in poor condition as a result of destruction during the civil war of 1996. Road access to the Lugushwa Project is extremely challenging due to the general lack of road maintenance and the destruction of bridges that has taken place in recent times. On the better quality gravel roads, where they do exist, trucks, buses, and utility vehicles operate. Local transport is via motorbike. The area is usually and preferentially accessed via helicopter and all supplies, personnel and equipment are provided by air as these are not readily available in the area. A 400m dirt airstrip, in reasonable condition, is located within the project boundary and allows landing and take-off of light aircraft.

Access within the Lugushwa Project area is generally limited to foot or by motorbike on foot paths. Banro is continuously carrying out basic repairs to improve access in and around the site as the project proceeds. The Lugushwa camp consists of tented accommodation, offices, and kitchen facilities. No national electricity supply is available on site and all power is provided by generators and solar power. Water supply is available from abundant streams throughout the area and is boiled and filtered for drinking purposes.

4.2.	Topography, Climate and Vegetation

The project occurs within a mountainous region incised by deep valleys. Elevation varies between 600m above mean sea level (mamsl) to 1,300mamsl. The entire area is covered by extensive tropical vegetation. Numerous streams and tributaries feed into five main rivers, namely the Lugushwa, the Mapale, the Lugono, the Kilunga, and the Simali Rivers. Extensive alluvial workings are located on the broad flood plain of the Lugushwa River, north of the Lugushwa Village.

Vegetation is dense and tropical, generally thick forest or bush. Climate is subtropical to tropical with hot and humid conditions year round. The rainy season takes place from September to December and takes place in the form of showers. Rainfall received varies approximately between 110mm to 190mm per month during the rainy season. Only 2 months a year receive less than 50mm of rain per month. Temperatures vary from 13°C at night to 26°C during the day with little variation (less than 5°C) between seasons.

Lugushwa Project NI 43-101 Review

Figure 02

VenmynDeloitte.

Lugushwa Gold Project

CORPORATE STRUCTURE OF BANRO

Banro Corporation
100%
100%
100%
100%
100%
100%
Twangiza Mining SARL
Namoya Mining SARL
Lugushwa Mining SARL
Kamituga Mining SARL
Banro Congo Mining SARL (Exploration) DRC

LUGUSHWA CAMP

AERIAL VIEW

ARTISANAL MINERS AT LUGUSHWA

GOLD INTERSECTION

Source: Lugushwa Mining

D1365_Banro Lugushwa Update_2013

Figure 03

VenmynDeloitte.

Lugushwa Gold Project

LUGUSHWA LEGAL TENURE

N
9650 000N
9630 000N
9610 000N
580 000S
600 000S
620 000S
PE2601
PE68
PE238
Lugushwa River
Luzunga River
Kabuzu River
Lugushwa Camp
Kolo
Mapale
Simali
Kimbangu
G20-21
D18-19
Cantere A
Mpongo
Minkurubu
Sebwe River
Elila River
Itula
To Kamituga
0
10km
Scale
LEGEND
Rivers
Main Roads
Project Boundary
Soil Grid Outline
Deposit Location and Name

Source: Lugushwa Mining

D1365_Banro Lugushwa Update_2013

2013	12

4.3.	Local Resources

The Lugushwa Village is located within the centre of the project area. A labour force is available locally from the village by semi-skilled labourers, tradesmen, and prospectors remaining as a result of historical activities in the area.

5.	History

Item 6

Alluvial gold was first discovered at Lugushwa in the 1920s, with gold mineralisation interpreted as being associated with the tin-tungsten bearing granites, which have intruded the metasediments of the Proterozoic Kibaran belt. The deposits have been exploited since 1958. Exploration for primary deposits began in 1963 leading to the discovery of a number of targets.

Exploitation by various parties in the area was initially focussed on mineralized quartz veins and stockworks through selective surface and underground development. Historical production records are available and estimate that between 1957 and 1996 (with intermittent gaps in information); approximately 457,000oz gold was produced from alluvial sources and 10,000oz from primary sources. Operations closed in 1996 with unexploited sources and anomalous but unexplored targets remaining. Lugushwa intends to define and exploit these targets.

Historical exploration by previous operators included comprehensive alluvial stream sampling, geochemical and surface pit sampling over potential targets, and trenching, small excavations and adits in anomalous areas. Copies of most of this information were obtained by Banro and are stored in their Bukavu offices, although 1996 unrest led to destruction of some data. The remaining information was captured digitally by Banro and a local grid established for the unreferenced information.

Lugushwa Mining began exploration in 2005. Initial exploration between 2005 and 2006 included gridding, geological mapping, soil sampling, trenching, surveying, adits sampling and drilling.

6.	Geological Setting and Mineralisation

Item 7

6.1.	Regional Geology

The Lugushwa Project lies in the Great Lakes Region of Central Africa on the western edge of the Kibaran Mobile Belt (KMB). The KMB is an intracontinental mobile belt which formed between 1,400Ma to 900Ma, when the supercontinent Rodinia was assembled, and is also known as a metallogenic province. The KMB is bound to the east by the Tanzanian Craton and the Bangweulu Block, and to the west by the Congo Craton and formed during collision of the adjacent cratons during the Kibaran Orogeny and has as a result, been heavily folded and metamorphosed.

The KMB is composed of Archaean granitoid, granulites, and greenstones; and Lower Proterozoic met sediments and gneisses making up the Burundian Supergroup. The belt trends northnortheast-southsouthwest over approximately 1,500km and reaching a width of up to 400km. The regional geological setting is illustrated in Figure 4.

The KMB is divided into three lithological units:-

•	the Lower Group consists of laminated pelitic sedimentary rocks. Sedimentary structures are prevalent. This group is several thousand metres thick;

•	the Middle Group is characterised by banded arenaceous rocks. Intrusive sills occur to the west associated with carbonate bands. Granitic bands are common; and

•	the Upper Group is composed of immature clastic sediments with a minor erosional unconformity marking the base of the unit. This group is preserved in major synforms.

Lugushwa Project NI 43-101 Review

Figure 04

Venmyn Deloitte.

Lugushwa Gold Project

REGIONAL GEOLOGY SHOWING THE LUGUSHWA PROJECT AREA

CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
GABON
CONGO
UGANDA
RWANDA
BURUNDI
TANZANIA
CABINDA
ANGOLA
ZAMBIA
Congo
Lac Ntomba
Lac Mai-Ndombe
Lake Albert
Lake Edward
Lake Kivu
Lake Tanganyika
Lake Mweru
LUGUSHWA PROJECT
N
5°N
0°
5°S
10°S
25°E
30°E
RADIOMETRIC SURVEY
Palaeoproterozoic (2500-1600Ma)
Basalt (Recent)
Mesoproterozoic (1600-1000 Ma)
Kamituga
Neoproterozoic (1000-540Ma)
Basalt (Recent)
Lugushwa
0
Scale
25km
LEGEND
PHANEROZOIC
Recent - Neogene
Mostly continental clastic sediments
Mesozoic - Paleozoic
Continental clastic sediments and extrusive volcanics - Karoo Supergroup equivalents
PROTEROZOIC
Neoproterozoic
Clastic sediments and carbonates
Mesoproterozoic
Clastic sediments and carbonates
ARCHEAN
Basement gneisses and intrusives (undiffentiated)
Faults
Greenstone Belts

Source: DK World Atlas

D1365_Banro Lugushwa Update_2013

2013	14

The KMB is exposed as antiforms and uplifted blocks and does not exhibit typical Proterozoic features. The belt has strong structural grain that cuts across the grain of the craton. The mineralization also contrasts expected features and is comprised of typically shear-related granophile elements including tin, tungsten, lithium, beryllium, tantalum, and gold.

The KMB most likely represents response to formation and destruction of oceanic crust between the adjacent continental crust (craton) margins and records major extension and collision between the cratons. The relationship with the basement is well documented as a clear unconformity marked by conglomerates. The geological history spans most of the Proterozoic eon as summarised in Table 1.

Table 1: Summary of the Geological History

UNIT	AGE	EVENT	RESULT

Palaeoproterozoic	2.5Ga	Sedimentation
	2.1-1.8Ga	Eburnean Orogeny	Northwest-southeast trend.
Metamorphism to amphibolite facies.
Uplift of mountain chain.
	1.8Ga	Sedimentation in shallow intracratonic basins	S0 and S1 fabric due to load pressure.
Mesoproterozoic
	1.4Ga	Extensional regime	Crustal thinning and bi-modal magmatism.
	1.0Ga	Irumide collision	Main fold belt develops with S2 fabric.
Neoproterozoic	970Ma		Widespread syntectonic granite intrusions.
Possible gold mineralization.
Restricted sedimentation continues.
	750Ma	West African Rift Valley	Alkaline complex intrusion.
	550-520Ma	Pan African Orogeny	North-south folding.
Possible gold mineralization.

A gradual increase in metamorphic grade occurs within the KMB from north to south. Metamorphism at Lugushwa is lower greenschist facies with weak mineral alignment. Folding is complex, with weak to moderate localised shearing, thrusting and weak to moderate foliation.

The change in metamorphic grade, in the area hosting Banro's Projects, is now understood to be due to varying ages of terrains forming the KMB. For example, the metamorphic grade at Twangiza, the most northerly of Banro's Projects, is sub-greenschist, with only a very weak mineral alignment, and no mineral segregation to form a schistose fabric which is attributed to relatively recent sedimentation in Neoproterozoic period which is marked by north-south to northnorthwest-southsoutheast regional structural trend.

Metamorphism at Lugushwa, 100km southwest of Twangiza, is noticeably higher, but the metasediments still do not normally display a schistose fabric. This is attributed to the relatively older Mesoproterozoic age terrain which extends northeast-southwest for more than 150km to Kamituga and west of Twangiza. However, at Namoya, approximately 100km further southwest, chlorite and sericite schists are the dominant lithologies and are attributed to Paleoproterozoic northwest-southeast trending terrain which cross-cuts the main northeast-southwest trend of the KMB.

The long history of the KMB is punctuated by several periods of regional and local scale structural reactivation and these add to the complexity of the belt as a whole.

6.1.1.	Structural Geology

The main structural event affecting the region is the Kibaran Orogeny. The phase was marked by syntectonic granitic intrusion of upright folds. Erosion followed this main orogenic event, prior to the formation of rifting and half-grabens during an expansion period.

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2013	15

The Lomamian Orogeny followed at approximately 950Ma, characterized by tin granite intrusions, and faulting and folding cross-cutting the Kibaran structures. The main structural events are summarized in Table 2.

Table 2: Summary of the Structural History

TYPE	AGE	TECTONIC EVENT	REGIONAL EVENT	SIGNIFICANCE

D1	1,300Ma	Early Kibaran	Low grade greenschist facies metamorphism	Early syn-orogenic. G1, G2 granite emplacement
G3	1,275Ma	Katangan	Tension - aulocogen? Formation	Granitic to mafic and ultramafic intrusives
D2	1,180Ma	Late Libran	Compression	Isoclinal upright northwest southeast Folding
G4	980-950Ma	Lomanian	Compression, strike-slip block faulting	Syntectonic tin granite emplacement
D3	950-600Ma	Pan-African	D2 reactivation? Wrench and strike-slip. Faulting	Quartz, veins and vein swarms

6.2.	Local Geology

The Lugushwa Project is dominated by meta-sedimentary lower Burundian Supergroup rocks, which consist of:-

•	massive and interbedded quartzites and sandstones in the host metapelites;

•	red to grey chloritic and mica-bearing metapelites, often associated with disseminated sulphide agglomerations, mainly arsenopyrite;

•	gneiss limited to the southern and northwestern regions of the Project;

•	metadiorites with weak fabric at the margins, occurring as sills and plugs intercalated with sedimentary sequences. Previously considered to be amphibolite;

•	granites and pegmatites, similar to the gneiss unit, being on the periphery of the property and mostly associated with tin mineralisation; and

•	quartz veins present in the form of stringers and intersecting vein sets.

Metamorphism in the gold host rocks is weak and up to lower greenschist facies. The finer grained lithologies exhibit weak to moderate foliation, with development of a proper schistose fabric a rare feature. The prospects are generally metapelite rich with metasediment intercalations but becoming more quartzite rich northwards. The varying schistocity and metamorphic grade is attributed to late stage hydrothermal overprinting.

The sequence is folded with the plunging folds trending sub-parallel to the KMB. Shearing is observed in north northeast- south southwest to north-south corridors which were later cross cut by east-west trending shears.

6.3.	Mineralization

There are eight primary gold prospects identified, namely the D18-19 Lugushwa, G20-21 Lugushwa, Mapale, Carriere A, Mpongo, D1 Simali (Filon de Luxe), Minkumbu and Kimbangu. Figure 5 illustrates the location of the various prospects within the Lugushwa Project and the geological maps for targets D18-19 Lugushwa, G20-21 Lugushwa, Mapale, and Simali. Lugushwa Mining has developed this geological understanding the Lugushwa Project through extensive exploration and desktop research. This understanding is summarised as follows.

The D18-19 Lugushwa target is composed of metapelites and interbedded siltstones folded into a recumbent asymmetrical anticline plunging 30° north northeast. Anomalies indicate mineralisation forms a broad and elongated north-south striking trend. Drilling confirmed the presence of mineralized tabular bodies up to 40m thick below surface. Mineralization consists of disseminated pyrite and arsenopyrite in cross-cutting as well as bedding-parallel tabular quartz veins, preferentially developed in the low pressure fold hinge. Mineralization intensity tends to decrease down dip to the east southeast, away from the fold closure. Directly north of the target, the metapelites are overlain by quartzite. The quartzite is likely to have deterred passage of mineralizing fluids. D18 is extremely weathered at surface and may represent supergene enrichment.

Lugushwa Project NI 43-101 Review

Figure 05

VenmynDeloitte.

Lugushwa Gold Project

THE LOCAL AND TARGET GEOLOGY FOR THE LUGUSHWA PROJECT

G20 -21
D18 -19
G7 MAPALE
SIMALI
N
Scale
TB1
S2
T1
TB2
T1 (Old and New)
S1
T8
T2
T6
T10
T7
T12
T13
T6BIS
T3
T11
T4
T5
T9
T1W
T1
T2W
T1E
T21
T2E
T3E
T123
T122
T116A
T120
T1A
T116
T118
T70
T-Long
T2
T4
Rierzn
R93
TB1
T1E
R65
R4N
T1W
RIN
R1S
R2S
CH8
CH2WIS
CH2WE
R5S
CH2WS
R7S
RISR7S
R4S
RB5
T3
R2E
RIE
TB2
TRF
TRA
TB3
TB4
TB5
TRD
TB4W
TB2
TRC
TB4E
TB1
TRBN
TBIW
TB6
TBIE
TB6W
TRB
T1R2W
T4
T3
T1R2E
T1E
T5
T1W
TB7
T1
T2
LEGEND
Adit
Quartz Veins
Trench
Amphibolite
Drill hole
Red Schist
River
Mineralized Schist
Contour
Quartzite

Source: Lugushwa Mining
D1365_Banro Lugushwa Update_2013

2013	17

The G20-21 Lugushwa target is situated southwest of the D18-19 Lugushwa target and is geologically similar. The deposit also consists of metapelites and interbedded metasiltstones with disseminated sulphides and a series of quartz veins concentrated along the fold closure and a similarly trending surface anomaly. Drilling has confirmed that the deposit is similar geologically and in surface trend to the D18-19 Lugushwa target and that it may be a different part of the same mineralised body, preserved at a different erosion level.

No major faulting or displacement of lithology is visible at G20-21. The target is folded into an eastnortheast plunging anticline with both fold limbs dipping eastsoutheast. The orientation varies from north to south. Mineralized bodies are up to 50m thick and are focussed in fold closures and along fold limbs in tabular bodies. Oxidation is deep, to approximately 80m and hosts free gold.

The G7 Mapale target is structurally complex and a series of folds and faults affect the lithologies and associated mineralisation. The major lithologies include metapelites interbedded with quartzites, mineralized quartz veins and a mineralised metadiorite, also associated with quartz veining. The target has been intruded by a wide metadiorite sill Tight folding has affected the sediments and quartz veins and a series of local, parallel east-west trending faults have disrupted the lithologies up to a few metres. The faults host quartz veining to the south of the deposit. Gold is disseminated in amphibolite and hosted in numerous auriferous quartz vein swarms.

The D1 Simali (Filon de Luxe) target is predominantly silicified metapelite. A red metapelite is found at surface. A marker of fine-grained, schistose and talcose blue metapelite occurs consistently above or hosting the main vein. Iron ore alteration zones are common along planes. A series of veins and stringers are present in the overlying sequences. Mineralization occurs within sulphides occur near axes of anticlines. The Filon de Luxe is a massive quartz vein hosting visible gold with pyrite inclusions, under the marker metapelite. The vein has a series of tight folds with strong faulting. The vein has been extensively mined through artisanal workings but extensions have not yet been defined.

The Carriere A anomaly strikes approximately northeast-southwest and appears to be a continuation of the G20-21 Lugushwa target. Gold is again associated with disseminated sulphides hosted in quartz veins with haloes of silica carbonates and silica alteration. The main lithologies are metapelites with interbedded metasiltstones and metadiorite. Mineralization appears to be controlled by mixed packages of lithologies within homogenous metapelite units, which have been tightly folded into anticlines. Veining is again concentrated in the fold closure. Folding is more complex at Carriere A and the resulting mineralisation is relatively discontinuous in plunging shoots. Often down dip extensions are barren. The target falls within a shear zone and shearing towards the southern extent has disrupted mineralization and strike.

The Mpongo target contains three distinct anomalies generally trending northeast-southwest. The anomaly is considered an extension of the Carriere A target and is open ended towards Minkumbu to the south. Mpongo is dominated by a metasedimentary sequence with a relatively steep dip. The sequence is porphyroblastic and intercalated metapelite and metasiltstone, intruded by a metadioritic sill. Post-mineralization shearing truncates mineralization to the southwest. Mineralization is associated with hydrothermal alteration and is hosted in all the lithologies. Higher grades are limited to quartz-carbonate veins with disseminated wall rock sulphides.

The Minkumbu target is a metasedimentary package intruded by metadioritic sills with strong east-west deformation marked by regional scale shear structures. The sequence is deformed and hydrothermally altered, marked by quartz-carbonate veins, sericite, and sulphides. Mineralization is sub-vertical with steep dip to the north. Oxidation depth reaches up to 100m in the central area as a result of intense deformation.

The Kimbangu target is underlain by a sequence of interbedded quartzite and metapelite with the quartzite increasing in dominance towards the northeast. The target is intruded by two metadiorite sills and has a dilational structural setting. Gold mineralization is hosted by metadiorites where there is contact with metasediments in the dilational zone. Mineralization is characterized by quartz veins and veinlets with disseminated sulphides. The metasediments are devoid of mineralization.

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2013	18

A model showing the mineralisation model in plan-view is illustrated in Figure 6. Figure 6 also illustrates the schematic cross-section perpendicular to and along strike the fold hinge through the G20-21 and D18-19 prospects, showing the general location of mineralization.

7.	Deposit Types

Item 8

Lugushwa Mining has come to understand that primary mineralization at the Lugushwa Project is intrusion-related, tungsten/tin-associated type, and occurs within magmatic provinces known for tungsten and tin mineralization. This magmatic-hydrothermal type of deposit is located on cratonic margins or within continental collision settings, related to felsic intrusions of intermediate oxidation state, and contains a metal suite which includes various combinations of bismuth, tungsten, arsenic, tin, molybdenum, tellunium, and antimony. Intrusion related gold deposits occur in numerous forms, namely, sheeted quartzite veins and veinlets; flat quartz veins; quartz breccias and stockworks; disseminated to greisen; and dyke/sill hosted veinlets. Mineralization may occur in the intrusive body or distally from the intrusion.

At the Lugushwa Project, the deposits are mainly tabular and veined, together with disseminated mineralization in the host rock, distally from the intrusion. Gold is commonly present with low sulphide contents in pyrite and arsenopyrite. The Lugushwa Project is targeting open-pittable, intrusion-related deposits with mineralized located in quartz vein systems and disseminated in host rock. Deep, discrete mineralized veins comprise a secondary target for underground mining; however this not the focus of Lugushwa Mining. Due to the structural complexity of the area, careful evaluation of structural data is carried out.

8.	Exploration

Item 9

Lugushwa Mining commenced exploration in 2005 comprising of gridding, geological modelling, soil sampling, trenching, surveying, and adit sampling. Drilling commenced in 2006, upon completion of the initial program, in parallel with further gridding and soil sampling. This exploration program included a total of 299.0km of gridding, 8.3km of drilling in 54 holes, 3.7km of trenching and 20 stream samples. Landsat imagery was used to determine structural trends, revealing a general northeast-southwest trend extending through the region.

During 2007 to 2012, a new exploration program was initiated by Lugushwa Mining to include a combination of new and infill drilling as well as grassroots activities. Exploration was aimed at improving geological confidence, increasing the resource base and providing information for further work required during development of the project. The exploration activities began in 2007 and included trenching; stream sampling, diamond drilling, a Light Detection and Ranging (LiDar) survey and airborne geophysical survey were completed for Lugushwa Mining during 2007. A Ground Induced Polarization (IP) survey was completed over 13.6km during 2012 for Lugushwa Mining. The program is summarised in Table 3.

Table 3: Summary of Exploration Results since 2007

YEAR	DIAMOND DRILL HOLES	AUGER DRILL HOLES	SOIL SAMPLES	STREAM SEDIMENT SAMPLES	TRENCHING (km)	OTHER

2005	0	0	3,871	0	3.7	-
2006	54	0	2,721	20	0	-
2007	11	0	267	173	3.2	-
2008	32	0	124	200	3.0	-
2009	0	469	1,493	931	0.4	9 pits
2010	0	1,374	168	0	2.8	37 rock chips
2011	46	423	546	0	0.3	25 rock chips
2012	57	507	0	90	0.5	103 rock chips
TOTAL	200	2,773	9,190	1,414	13.9	-

Targeted mineralization is amenable to exploration by soil geochemical sampling followed up by trenching and detailed mapping in anomalous areas. Once a good understanding of the target is developed, drilling follows. The total database includes 200 boreholes, 2,753 auger holes and numerous trench, soil and stream sediment samples.

Lugushwa Project NI 43-101 Review

Figure 06

Lugushwa Gold Project

SCHEMATIC MINERALISATION MODEL FOR THE LUGUSHWA PROJECT

MINERALIZATION MODEL SHOWING PLAN VIEW AND CROSS SECTION ALONG THE FOLD HINGE
PLAN
"Mixed package"
Relatively homogeneous Metapelite
"Mixed package"
Drill Hole
25°
LONG SECTION
Trenched Mineralization
X
Y
Drill hole intersection below plunging mineralization
Scale
100m
SCHEMATIC CROSS-SECTIONS THROUGH THE G20 AND D18 TARGETS
A (West)
B (East)
Quartzite forms more competent, less chemical-reactive cap to mineralization.
Mineralization most intense in fold closure, below quartzite.
Hydrothermal fluids migrate along bedding planes, axial planae structures etc. towards low pressure zone at fold closure.
PLAN OF THE G20-21 AND D18-19 DEPOSITS
D18 Artisinal Workings
G20 Workings
Bedding 006°/74°
Bedding 327°/47°
C
D
Scale
100m
C (West)
D (East)
Decrease in intensity of mineralization
Sub-vertical structures: Possible feeders for hydrothermal fluids, with migration of fluids to fold closure along bedding planes and axial planar structures.
Scale
100m
LEGEND
Quartz
Diorite
Graphitic Metapelite
Metasiltstone
Metapelite
Gold minerilization
Axis of plunging anticline
A-B Section Lines
Diamond drill hole
Hydrothermal Fluids

D1365_Banro Lugushwa Update_2013

2013	20

8.1.	Gridding and Soil Sampling

Soil sampling was found by Lugushwa Mining to be an effective exploration method used in locating new targets and extensions of known targets. Stream sediment sampling was specifically designed to identify the near-surface grade versus grain size distribution of gold mineralization and to assist in selecting zones of significant mineralization for further follow-up work.

8.2.	Trenching

Trenching is completed by Lugushwa Mining on an ongoing throughout all phases of exploration. Trenching provides a preliminary indication of mineralized widths and grades and a measure on orientation of veins and structural features. The extent of trenching has been limited to mineralized zones where more clarity and definition on horizontal extent is required.

8.3.	Survey Methods

The LiDar survey was completed by the Southern Mapping Company and assisted with producing a detailed and accurate Digital Terrain Model (DTM), volumes of areas and ground cover. The survey allowed information to be collected about otherwise inaccessible areas. The result is used for general topography, surface mapping, geological and resource modelling, mine planning purposes.

The magnetic and radiometric survey was completed by New Resolutions Geophysics using 100m line spacing approximately 50m above the ground. The survey provided information valuable for geological interpretation and target generation. A ground IP survey assisted with identifying disseminated sulphide mineralisation.

8.4.	Mapping

Mapping has been completed by Lugushwa Mining over various targets throughout the exploration projects, where access allows. Soil sampling and rock chip samples were taken by Lugushwa Mining in conjunction with mapping and have helped define the extent of the various targets.

9.	Drilling

Item 10

Lugushwa Mining commenced drilling at the Lugushwa Project in 2006 and 54 diamond drillholes were completed at the site during this initial drilling program. Drilling carried out was intended to increase confidence in the Mineral Resources thereby estimating Indicated Resources and to potentially increase the Inferred Resource base by drilling target extensions and new targets. Drilling results demonstrated complex gold mineralization causing the drilling project to refocus on the acquisition of structural and lithological data rather than resource estimation.

Drilling by Lugushwa Mining during 2007 to 2012 included both diamond and auger drilling intended to intersect zones of mineralization. A new diamond drilling campaign was initiated by Lugushwa Mining in 2007 to continue with resource drilling. This drilling is ongoing in annual phases. Diamond drilling was performed by Geosearch International Limited, utilizing Longyear 38 drill rigs with a maximum depth capability of 600m. All drill holes collars were surveyed with Real Time DGPS equipment. Drill hole collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and dip. Attempts were made to ensure that all core was orientated. Orientation was carried out by either the ‘Spear” method or the “Ezy Mark” system.

The objective of the diamond drilling is to follow up stream, soil and rock chip anomalies and testing the down-dip continuity not determined by surface techniques. All drill materials, equipment and personnel are transported via helicopter.

The drilled rocks consist generally of mineralized metapelites, metasiltstones and quartzites hosting numerous quartz-carbonate veins in fold limbs. Mineralization, through drilling results, has been determined to be concentrated in contact zones related to intrusive bodies. These have subsequently undergone extensive folding and deformation, which is deconstructed using the drilling information. The interpretation of these results led to the determination of the geology within the project and the area, which is summarised in Section 6.3.

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Auger drilling was initiated by Lugushwa Mining in 2009 and allows for testing of regolith through surface soils and bedrock mineralization and is a follow up method that minimizes the environmental impact of trenching. Mechanical auger drilling by Lugushwa Mining, using an Atlas Copco percussion hammer and window sampling barrels, was employed. The technique provides an intersection of the whole soil profile, and can penetrate the upper saprolite if this is within 7m of the surface, the maximum depth that the auger can reach.

Drilling helped to define geological interpretation including grades and continuity. 146 diamond drill holes and 3,552 auger holes totalling 24,894m and 14,122m, respectively, have been completed to date. These holes were completed in the Carriere A, G18-19, G20-21, G7 Mapale, Kimbangu, Mpongo and Minkumbu targets. The updated geological model and Mineral Resources reviewed in this report are a result of the updated drilling results as well as results of other exploration methods. A number of samples from the D18-D19 deposit were sent for metallurgical test work.

An exploration plan and section showing location, orientation, and extent of boreholes as well as location, orientation, thickness, and significant intersections of mineralization are illustrated in Figure 7. A summary of the diamond drillholes completed during the current exploration program is detailed in Appendix 3.

10.	Sample Preparation, Analyses and Security

Item 11

10.1.	Sample Preparation

Stream sediment samples are collected on lines approximately 200m apart, orientated normally to the direction of the river. Individual samples were collected from surface to a depth of approximately 50cm. The spacing of samples along lines is approximately 20-40m, where possible.

Soil sampling lines are spaced at lines 160m apart (infilled to 80m at the Lugushwa Target) with samples taken every 40m along the line. Approximately 2kg of soil was taken for each sample to an average depth of 35cm. Soil colour, grain-size, slope, and slope direction were recorded for each sample.

Trenching samples are determined geological features, rather than at a defined interval over a defined length. The minimum sample interval was 0.3m in length with a standard 2cm buffer from the nearest contact with another unit. Samples were taken from geological units such as veins, altered zones and distinct units. Samples were removed using a hammer or a mechanical rock cutter.

Auger core sampling was carried out using a percussion hammer and window sampling tubes. Samples can be taken up to 7.5m depth in surface soil, regolith, and saprolite material but are terminated after penetrating 1m of saprolite. Various core sizes and geological sampling create variation in sample size again; however the average sample size is 2.4kg. Auger samples are collected as whole samples with no splitting and are a minimum of 0.3m and a maximum of 1m. Samples can be logged within the windowed collection tube prior to bagging. Field description, collar information, end of hole, alteration and other details are recorded on logs.

Diamond drill core samples are sampled along the entire length of the core. Core is logged and then split lengthways using a diamond saw on site. Sampling is completed geologically with the same 0.3m to 1m minimum and maximum sample lengths and a 2cm buffer from geological contacts. Veins, altered zones and distinct units are sampled separately.

All field samples are bagged and sealed individually with a cable tie and then grouped in large bags holding up to 30kg of sample. A despatch form is completed in triplicate and two copies accompany samples to Banro’s sample preparation laboratory in Bukavu. Banro, through a DRC subsidiary, runs its own sample preparation facility in Bukavu, DRC using its own full-time employees. ALS Chemex, Johannesburg built and commissioned the sample preparation facility and trained staff for Banro in 2005.

The Bukavu sampling laboratory sorts the samples and oven dries samples in an electric oven. All trench and core samples are then crushed to 80% in a jaw crusher. The crushed samples are split using a riffle splitter. Soil samples are sieved to 2mm. The samples are then pulverised in Low Chrome Bowls to 90%.

Lugushwa Project NI 43-101 Review

Figure 07

VenmynDeloitte.

Lugushwa Gold Project

SUMMARY OF DRILLING OVER THE LUGUSHWA PROJECT

KOLO
D18 - D19
G7 MAPALE
SIMALI
KIMBANGU
G20-21
CARRIERE A
MPONGO
MINKUMBU
2.5km
LEGEND
Soil grid
Artisanal site
Historical Drillholes
Drillholes
> 250 ppb Au in soil
> 100 ppb Au in soil
LDD054
LDD001
2.5km

Eroded mineralisation contributing to alluvial deposits in Lugushwa River
X(SSW)
Y(NNE)
G20 Deposit
D18 Deposit
LDD001
LDD015
LDD006
LDD020
LDD013
LDD054
57.0m@1.49g/t
32.06m@2.09g/t
29.95m@1.64g/t
103.95m@1.37g/t
41.89m@1.84g/t
43.85m@1.65g/t
17.40m@1.69g/t
5.35m@1.43g/t
14.40m@3.18g/t
50.02m@1.41g/t
900
700
LEGEND
Quartzite
Actual Surface
Borehole
Mineralisation Schist
Base of Complete Oxidation
Top of Fresh Rock
Mineralised shoots plunging towards the northeast
100m
623,600
623,800
624,000
624,200

Source: Lugushwa Mining

D1365_Banro Lugushwa Update_2013

2013	23

The resulting pulp samples of approximately 150g are then bagged individually in brown envelopes and labelled. Pulp samples are placed in a box holding 20 pulp samples. These resulting sample pulps are shipped in batches to the SGS Laboratory in Mwanza, Tanzania (SGS Laboratory) for analysis. Genalysis in Western Australia is the umpire laboratory.

All equipment is cleaned between samples with compressed air and is flushed with barren granite after every tenth sample. Soil samples are prepared independently of trench and core samples to prevent contamination. The procedures are based on ISO 9001-2000 quality assurance requirements.

10.2.	Laboratory Analyses

10.2.1.	Analysis

Both the primary SGS Laboratory and the umpire Genalysis Laboratory are National Association of Testing Authorities accredited to operate in accordance with ISO/IEC 17025:2005. The laboratories are internationally recognised and use standard preparation, analysis, and quality control procedures. All gold analyses have been completed using 50g charge fire assay with atomic absorption spectrography finish. The laboratories have internal QA/QC checks and procedures to comply with international requirements.

10.2.2.	QA/QC

Screen test of crushed and pulverized data are undertaken to monitor integrity of samples during preparation. A range of reference materials, duplicates and blanks are routinely but randomly inserted into each sample batch. Blanks are inserted at the sample preparation lab. Blanks and duplicates are inserted at a rate of 1 in every 50. Standard reference material is inserted at a rate of 4 in every 50 and is primarily sourced from Rocklabs Limited. Reference materials are provided in standard pulp form and are inserted into the batches with continuous sample numbering.

A selection of sample pulps are despatched to the umpire Genalysis Laboratory for check assays. Samples are submitted quarterly in batches of 50 to 80 samples including the standard reference material as described. Results are compared to the primary laboratory assay results. The results show good comparability and no significant variation in grades or bias.

Reference material results are assessed statistically and compared to precision control charts. Banro considers the standard reference material in general to be within the acceptable limits. No analytical bias or control issues are noted from the assay results and results are considered precise. Duplicates show good repeatability, blanks show no contamination.

10.3.	Security

Samples, including field sample, pulp samples, duplicates, and reference material are stored at the sample preparation laboratory in Bukavu. Security personnel are employed on site. Despatch forms follow the samples from the field to the laboratory for analysis to verify each step of the process and to ensure that all samples are accounted for.

11.	Data Verification

Item 12

11.1.	Data and Database Management

The exploration and drilling information is stored in two databases created and managed by Lugushwa Mining. Historical data is stored in a Microsoft Access TM database and current data is stored in Microsoft Excel TM. Plans are in place to migrate the databases into a Century System database. Data verification is handled internally and was reviewed by Venmyn Deloitte, then Venmyn Rand (Pty) Ltd, during their site visit in 2011.

Lugushwa Project NI 43-101 Review

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Logging data is entered manually by Lugushwa Mining from handwritten field logs. The new database will allow direct capture of logging into the database using palm top computers. Assay data is received by Lugushwa Mining in electronic format and is entered directly into the database. All data is cross referenced and verified by Lugushwa Mining when entered.

Venmyn Deloitte carried out a validation review of the drilling and sampling information during their field inspection in 2011. Venmyn Deloitte carried out a high level validation of the digital information recorded on the log sheets against original handwritten borehole logs and also carried out searches within databases for typing and other errors as well as duplicate records. The data validation review of drilling database yielded results that are within acceptable limits and Venmyn Deloitte is satisfied that the drilling databases are adequate and representative.

Data verification for sampling stages was also carried out, by Venmyn Deloitte, therefore for the fire assay analyses carried out for gold grade data. Venmyn Deloitte carried out validation of the QA/QC methods utilised by Lugushwa Mining and the analytical laboratories. Venmyn Deloitte further verified that the laboratory certificates for assays match the figures recorded in the database. Venmyn Deloitte is therefore satisfied that assay data and databases are within the acceptable limits and that the data has undergone appropriate QA/QC procedures.

12.	Mineral Processing and Metallurgical Testing

Item 13

SENET is currently managing metallurgical test work. Metallurgical test work began on the Lugushwa Project in 2007 and has included two phases of metallurgical testing.

12.1.	Nature, Extent and Results

Phase 1 in 2007 included ten composite samples from nine drill holes across the deposits, which were sent to SGS Lakefield for bottle roll testwork.

Table 4: Bottle Roll Testwork Results

SAMPLE NO	HEAD GRADE	RECOVERY BY CIL	ZONE

LMTOX01	2.34	93.97	Oxide
LMTOX02	1.57	95.29	Oxide
LMTOX03	2.93	94.41	Oxide
LMTOX04	2.94	95.38	Oxide
LMTOX05	3.65	89.04	Oxide
LMTTR06	4.32	45.34	Transition
LMTTR07	2.33	53.12	Transition
LMTFR08	3.65	21.18	Fresh
LMTFR09	2.36	17.31	Fresh
LMTFR10	3.1	23.53	Fresh

Phase 2 commenced in May 2011, as part of the Preliminary Economic Assessment (PEA) of the Lugusha Project. Lugushwa Mining contracted SENET to supervise two metallurgical studies conducted on samples taken from the Lugushwa deposit. The samples used during metallurgical testwork were taken selectively and were obtained over the entire strike length and depth of the Lugushwa Project.

 Two laboratories were used for this metallurgical testwork, namely:-

•	Kappes, Cassiday and Associates (KCA), Nevada, United States of America (USA); and

•	Maelgywn Mineral Service Africa (MMSA), Johannesburg, South Africa.

KCA conducted heap leaching testwork, while MMSA conducted both flotation and heap leaching test on the orebody samples provided to both companies. A total of three oxide samples were used by KCA. A total of 126 fresh and transition samples were tested by MMSA over the G18-19, G20-21, Carriere A and Mpongo targets.

Lugushwa Project NI 43-101 Review

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The results of the KCA and MMSA metallurgical testwork were both used is defining the process design criteria and process flowsheet for the Lugushwa Project.

12.1.1.	2011 KCA

KCA conducted metallurgical testwork on only oxide samples from the Lugushwa Project. In total 87 plastic buckets were shipped to KCA and the following testwork were conducted on the samples:-

•	head grade analysis;

•	direct cyanide leach testwork;

•	agglomeration and percolation testwork;

•	compacted permeability testwork; and

•	column leach testwork.

The samples obtained by KCA were crushed into three different sizes namely, 31.25mm, 19.00mm and 9.50mm. The sizes of the samples crushed in 31.25mm, 19.00 and 9.50mm were respectively 500kg, 356kg and 177kg.

Table 5, summarises the samples used in conducting the metallurgical testwork by KCA.

Table 5: Summary of Oxide Lugushwa Oxide Samples Used by KCA

COMPONENT	SAMPLE 1	SAMPLE 2	SAMPLE 3

Test No	60264	60267	60270
Sample ID	60252A	60252B	60252C
Sample weight (kg)	500	356	177
Initial Height (m)	2.01	1.77	1.92
Crush Size (mm)	31.50	19.00	9.50
Column ID (m)	0.203	0.152	0.152

Subsequently, each of the samples, was spitted, quartered (divided into four parts) and mixed to ensure that representative samples were used in carrying out the testwork. The samples preparation flowcharts are illustrated in Table 8.

Table 6, summarises the results of the recovery from the column leach test carried out on the three samples over 53 days.

Table 6: Summary of KCA Column Leach Test

SAMPLE NO	CRUSH SIZE	AVERAGE HEAD GRADE	EXTRACTED GRADE	RECOVERY OF Au
	(mm)	(gms Au/Mt)	(gms Au/Mt)	(%)

60252A	32	1.584	1.370	86
60252B	19	1.584	1.309	82
60252C	10	1.584	0.952	59

An analysis of the results shows the 32mm crushed size sample has the highest ranges of oxide recovery of 84- 86% (average 85%).

12.1.2.	2011 MMSA

In 2011, MMSA was commissioned by Lugushwa Mining to undertake a testwork programme to investigate the following:-

•	sample preparation and head grade analysis;

•	base case bottle roll experiments to determine the gold dissolution on the ROM material;

•	Aachen oxidation pre-treatment applying 20 passes followed by normal CIL using excess leach conditions;

•	flotation testwork on the sulphide and transition ore samples:-

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•	effect of grind flotation tests; and

•	bulk flotation concentrate production for subsequent leach and Leachox tests.

•	test work on the flotation products:-

•	base case bottle roll experiments to determine the gold dissolution on the flotation concentrate material;

•	ultrafine milling of the flotation concentrates to d80 -10μm;

•	leaching of the ultrafine milled concentrates, without oxidative treatment (normal CIL using excess leach conditions);

•	Aachen Leachox™ pre-treatment of the ultrafine milled concentrates, applying 40 passes followed by normal CIL using excess leach; and

•	base case bottle roll experiments to determine the gold dissolution on the flotation tails material.

In this programme, a total of 450kg of transition and fresh samples were delivered to MMSA. For the purposes of this section, the following definitions must be made and understood by the reader from the outset:-

•
Leachox: Leachox, as it is patented, is the combination of ultrafine grinding and high shear oxidation using MMSA’s Aachen reactor and cyanidation. In the context of this report means an Aachen pass related high shear/high oxidation (>20 ppm) oxidative phase based on MMSA’s high shear reactor technology; normally, it is based on ultrafine grinding (UFG) material; and

•
Pass: the high shear reactors circulate slurry in a cross –stream fashion to the main flow from tank to tank. Should the leach slurry flow rate be 1,000m3/h, the Aachen high shear reactor throughput 5,000m3/h, this would represent 5 passes. Depending on targeted chemistry, the number of passes can and must be adjusted to reach targeted levels. The resulting benefits must outweigh all cost associated with these measures. Generally the addition of shear achieves:-

•	elevated DO levels (obtained often at more efficiency than other oxygen sparging devices);

•	further going reactivity in oxidising sulphides (targeted if sulphides are gold bearing, otherwise not); and

•
faster gold and/or sulphide dissolution rates based on reduced film transfer coefficients (oxygen and cyanide to the gold or sulphide surface, gold cyanide or sulphur intermediates from the particle surface).

In this test work, the degree of oxidation was varied between 20 and 40 passes for ROM and flotation concentrate material respectively.

12.1.2.1.	Sample Preparation

Transition and fresh samples were received and crushed to 100% -3mm and then subsequently blended and split into smaller increments to ensure reproducibility for the subsequent work. The sample preparation exercise was carried out so that, at the end, approximately 120kg of each sample type (fresh and transition) was left as a source for any confirmatory work in the future.

12.1.2.2.	Head Assay

The first stage of the testwork programme was conducting head assay in order to ascertain the grade of the samples prior to testwork to facilitate metal accounting. The samples were thoroughly blended prior to removing the necessary portions for head grade assay for Au (triplicate), Ag, Hg, Sb, As, SG, sulphur and carbon.

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Figure 08

Venmyn Deloitte. **Banro Corporation**

KCA SAMPLE PREPARATION FLOWSHEET

LUGUSHWA PROJECT MATERIAL CRUSHED TO 31.25mm
500kg
Stage Crush to 100% passing 31.25 mm
Size adjust to p80 of 25mm
Cone 3X and quarter
125kg
125kg
125kg
125kg
Future B1
Combine 3 quarters and cone 3X and quarter
93kg
93kg
93kg
93kg
Future
200mm diameter column - minus 31.25mm
Combine 2 opposite quarters and cone 3X and quarter
46kg
B3
46kg
46kg
B4
46kg
B5
Weigh, oven dry for moisture content
Head screen analysis -
25, 19, 16, 12.5, 9.5, 6.3, 3.35, 1.7, 0.6 and 0.212mm
LUGUSHWA PROJECT MATERIAL CRUSHED TO 19mm
"B1 + B2 + B3 + B4 + B5"
356kg
Stage Crush to 100% passing 19 mm
Size adjust to p80 of 16mm
Cone 3X and quarter
89kg
89kg
Future C1
89kg
89kg
Compacted Permeability test work
Combine 2 opposite quarters
Cone 3X and quarter
44kg
44kg
150mm diameter column - minus 19mm
44kg
44kg
C2
Combine 2 opposite quarters and cone 3X and quarter
22kg
22kg
C3
22kg
22kg
C4
Combine two opposite quarters
Slit out 4 - 2 kg portions for agglomeration test work
Weigh remainder, oven dry for moisture content
Head screen -
26, 12.5, 9.5, 6.3, 3.35, 1.7, 0.6 and 0.212mm
356kg
LUGUSHWA PROJECT MATERIAL CRUSHED TO MINUS 9.5mm
"C1 + C2 + C3 + C4"
177kg
Stage Crush to 100% passing 9.5mm
Size adjust to p80 of 6.3mm
Cone 3X and quarter
44kg
44kg
44kg
44kg
150mm Diameter column - minus 9.5mm
Combine 3 quarters
Cone 3X and quarter
33kg
33kg
33kg
33kg
Compacted Permeability Test Work
Split ou 4 - 2kg portions for agglomeration test work
Store Reject
8kg
8kg
8kg
8kg
Combine tree quarters
Weigh remainder, oven dry for moisture content
Head screen -
6.3, 3.35, 1.7, 0.6 and 0.212mm
24kg
One quarter:
Weigh remainder, oven dry for moisture content
Crush remainder to normal 10 mesh Tyler
Split out 2 200g portions - pulverize p80 200mesh
Assay for KCA Suite
Split out 1,200g - pulverize p80 200mesh
1,000g portion for bottle roll - KCA Standard

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2013	28

A full ICP scan was also performed on the samples. The results of the head assay are shown in Table 7.

Table 7: Lugushwa Au Head Grade Analysis

SAMPLE	Au HEAD GRADE (g/t)
	TEST 1	TEST 2	TEST 3	AVERAGE

Fresh	1.52	1.63	1.58	1.58
Transition	2.28	2.12	2.17	2.19

It is evident from Table 7 that the average head grades for both samples are significantly higher than the average grade as reported in the Mineral Resource Statement. The results obtained from this testwork programme are therefore potentially misleading and must serve only as preliminary and the recoveries obtained should not be relied upon for any detailed work going forward.

12.1.2.3.	Diagnostic Leaching- ROM Direct Leaching

In order to establish baseline ROM leach recoveries, single batch dissolution tests were performed on both the fresh and transition material at a grind size of 80% passing 75µm. this test was carried out with and without Leachox application and the results are as follows in Table 8.

Table 8: Diagnostic Leach Testwork Results

SAMPLE	REAGENT ADDITION (kg/t)		HEAD GRADE	RESIDUE ASSAY	Au RECOVERY
	NaCN	CaO	(g/t)	(g/t)	(%)

Fresh ROM - Base Case	5.00	1.00	1.58	0.82	48.23
Transition ROM - Base Case	5.00	5.80	2.19	0.70	68.09
Fresh ROM, 20 pass oxidation	5.00	4.87	1.58	0.65	58.96
Transition ROM, 20 pass oxidation	5.00	7.21	2.19	0.58	73.56

The direct dissolution tests without pre-oxidative support yielded gold recoveries of 48.2% and 68.1% for the fresh and transition samples respectively. Oxidative support improved the achieved gold recovery for the fresh by 10.8% and transition by 5.5%.

12.1.2.4.	Flotation Testwork

The effect of grind size on gold flotation recovery and concentrate grade was investigated at grinds of d80 425μm, 300μm, 212μm, 106μm and 75μm. The milling times required were determined from the milling curves previously produced. These tests were carried out by using rougher reagent conditions as determined by SGS South Africa and supplied by SENET.

•	mill 1kg sample to the required grind size;

•	place in a 2 litre cell;

•	condition with 100g/t CuSO4;

•	condition with 40g/t PAX (Potassium Amyl Xanthate) collector;

•	dowfroth 200 as required; and

•	rougher flotation for 15 minutes.

The products were assayed for Au and S(t) and the results are shown in Table 9.

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Table 9: Flotation Testwork Results

TEST	PRODUCT	MASS PULL		Au		Au Dist
		(g)	(%)	(g/t)	(mg)	(%)

Test 1 - Mill 2' 0" (D80 425um)	Sulphide Conc	74.30	7.47	18.60	1.31	83.36
	Rougher Tails	919.70	92.53	0.30		16.64
	Head (calc)	994.00	100.00	1.67		100.00
Test 2 - Mill 4' 30" (D80 300um)	Sulphide Conc	103.40	10.37	13.00	1.46	92.61
	Rougher Tails	893.70	89.63	0.12		7.39
	Head (calc)	997.10	100.00	1.46		100.00
Test 3 - Mill 6' 30" (D80 212um)	Sulphide Conc	104.50	10.47	14.70	1.51	95.55
	Rougher Tails	893.30	89.53	0.08		4.45
	Head (calc)	997.80	100.00	1.61		100.00
Test 4 - Mill 8' 15" (D80 106um)	Sulphide Conc	118.40	11.86	12.60	1.52	96.58
	Rougher Tails	879.70	88.14	0.06		3.42
	Head (calc)	998.10	100.00	1.55		100.00
Test 5 - Mill 10'15" (D80 75um)	Sulphide Conc	110.50	11.06	14.00	1.50	95.09
	Rougher Tails	888.30	88.94	0.09		4.91
	Head (calc)	998.80	100.00	1.63		100.00
Test 6 - Mill 1' 15" (D80 425um)*	Sulphide Conc	90.00	9.07	18.60	1.27	81.19
	Rougher Tails	902.00	90.93	0.43		18.81
	Head (calc)	992.00	100.00	2.08		100.00
Test 7 - Mill 1' 30" (D80 300um)*	Sulphide Conc	88.80	8.90	23.00	1.36	86.19
	Rougher Tails	909.00	91.10	0.36		13.81
	Head (calc)	997.80	100.00	2.37		100.00
Test 8 - Mill 2' 0" (D80 212um)*	Sulphide Conc	101.70	10.25	18.70	1.37	87.32
	Rougher Tails	890.70	89.75	0.31		12.68
	Head (calc)	992.40	100.00	2.19		100.00
Test 9 - Mill 5' 0" (D80 106um)*	Sulphide Conc	86.50	8.71	22.00	1.36	86.78
	Rougher Tails	906.20	91.29	0.32		13.22
	Head (calc)	992.70	100.00	2.21		100.00
Test 10 - Mill 10'30" (D80 75um)*	Sulphide Conc	109.50	11.02	16.80	1.37	87.40
	Rougher Tails	884.20	88.98	0.30		12.60
	Head (calc)	993.70	100.00	2.12		100.00
* - carried out on transition samples. The remainder of the tests carried out on fresh samples.

The results show that:-

•	for fresh samples, a grind of d80 212μm produced the best result in terms of gold grade and recovery namely 95.55% gold recovery at a concentrate grade of 14.7g/t Au;

•	however, for fresh samples, a grind size of d80 106µm recovered the most gold (1.52mg);

•	for transition samples, a grind of d80 300μm produced the best result in terms of gold grade and recovery; and

•	for transition samples, a grind size of d80 212μm recovered the most gold (1.37mg).

For the subsequent leaching testwork on flotation concentrates, use was made of concentrate produced using a grind size of 212μm for both fresh and transition samples). For this work, approximately 9kg rougher concentrate of each of the two ore types were required. This was produced by milling a 110kg sample portion of each to d80 212μm followed by rougher flotation in a 180 litre Wemco cell using the same reagent conditions as for the laboratory flotation tests. The rougher flotation time was 45 minutes.

The bulk concentrate production results show lower gold recoveries (88% for fresh ore and 74% for transition ore) compared to the laboratory flotation results (96% for fresh ore and 87% for transition ore). This is as a result of the lower energy input per unit volume into this 180 litre cell compared to the 2 litre laboratory cell and therefore, the recoveries obtained during concentrate production were not taken into consideration.

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The concentrate grades of the sulphide ore bulk concentrate (16.2g/t) was however similar to that achieved in the laboratory (14.7g/t) and the transition ore bulk concentrate grade (28.7g/t) was higher than that achieved in the laboratory (18.7g/t).

12.1.2.5.	Baseline Leach Testwork on Flotation Concentrates

To establish the baseline flotation concentrate leach recoveries, single batch dissolution tests were performed on the “as received” fresh and transition flotation concentrate material using the following leach conditions:-

•	Solid %: 50%;

•	pH set-point: 10.5;

•	Diesel addition: 0.5kg/t;

•	Carbon addition: 20g/L;

•	NaCN addition: 5 kg/t; and

•	Dissolution period: 48h.

The results of this work are shown in Table 10.

Table 10: Lugushwa Flotation Concentrate Baseline Leach Testwork Results

SAMPLE	REAGENT ADDITION (kg/t)		HEAD GRADE	RESIDUE ASSAY	Au RECOVERY
	NaCN	CaO	(g/t)	(g/t)	(%)

Fresh flotation concentrate - Base Case	5.00	0.80	16.20	8.10	50.00
Transition flotation concentrate - Base Case	5.00	1.64	28.70	9.55	66.72

It is evident that the transition material achieved the highest gold dissolution of 66.72% (9.55g/t Au in residue) based on the assayed head grade. Lime addition of 1.64kg/t CaO provided a suitable operating pH during leaching.

12.1.2.6.	Optimised Leach Testwork on Flotation Concentrates

Having established the baseline leaching charateristics of the flotation concentrates, another programme of optimised leach testwork on flotation concentrates was embarked upon. This programme was based on the following conditions:-

•	Solid %: 50%;

•	Grind: d80 10μm;

•	pH set-point: 10.5;

•	Diesel addition: 0.5kg/t;

•	Carbon addition: 20g/L;

•	NaCN addition: 5 kg/t;

•	Dissolution period: 48h; and

•	Aachen Passes: 40 passes (in cases where Leachox was applied).

No basis for the selection of a grind size of 10µm has been provided. The results of this testwork are summarised in Table 11.

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Table 11: Lugushwa Flotation Concentrate Optimised Leach Testwork Results

SAMPLE	REAGENT ADDITION (kg/t)		HEAD GRADE	RESIDUE ASSAY	Au RECOVERY
	NaCN	CaO	(g/t)	(g/t)	(%)

Fresh Flotation Concentrate - Base Case	5.00	1.57	16.20	5.70	64.81
Transition Flotation Concentrate - Base Case	5.00	2.70	28.70	5.64	80.35
Fresh Flotation Concentrate - 40 pass oxidation	5.00	2.57	16.20	4.43	72.65
Transition Flotation Concentrate - 40 pass oxidation	5.00	3.08	28.70	4.77	83.38

It is evident that:-

•	significant additional recoveries (14.8% for fresh and 13.7% for transition) were obtained at a grind specification of d80 10μm;

•	reagent consumption increased; and

•
the inclusion of shear and high oxygen exposure at the 10µm grind size, coupled with the leach treatment achieved 22.7% and 16.7% additional gold recovery for fresh and transition material respectively compared to baseline leaches.

12.1.2.7.	Optimised Leach Testwork on Flotation Tails

Leach testwork was also performed on the flotation tails at a grind size of 75µm and the results indicated gold recoveries of 75% for fresh flotation tails and 79% for transition samples.

12.1.2.8.	Concluding opinion on MMSA Testwork

MMSA carried out sequential testwork with a view to establish the recovery parameters of leaching flotation concentrates and tailings for both the fresh and transition samples. Whilst these various steps have yielded separate recovery parameters, these can be combined and summarised as shown in Table 12.

Table 12: Lugushwa Flotation Concentrate Baseline Leach Testwork Results

SAMPLE	TEST	PRODUCT	RECOVERY*	RECOVERY**
			(%)	(%)

Fresh Sample	Flotation - Fresh Sample (D80 212um)	Sulphide Concentrate	95.55	88.00
	Leach on Concentrate - without Oxidation	Leachate Solution	64.81	64.81
	Leach on Concentrate - with Oxidation	Leachate Solution	72.65	72.65
	Overall Recovery - without Oxidation		61.93	57.03
	Overall Recovery - with Oxidation		69.42	63.93
Transition Sample	Flotation - Transition Sample (D80 212um)	Sulphide Concentrate	87.32	74.00
	Leach on Concentrate - without Oxidation	Leachate Solution	80.35	80.35
	Leach on Concentrate - with Oxidation	Leachate Solution	83.38	83.38
	Overall Recovery - without Oxidation		70.16	59.46
	Overall Recovery - with Oxidation		72.81	61.70
* - using laboratory based flotation recovery results
** - using flotation recovery results obtained from bulk concentrate production

From Table 12, it is clear that the recoveries obtained for both the transition and fresh samples using Leachox treatment are comparable and are both consistently higher than the recoveries obtained without using Leachox treatment. However, Table 12 does not take into the gold recovery from leaching the flotation tailings (with or without Leachox treatment).

12.2.	Representativeness of Test Samples

Venmyn Deloitte does not regard the samples used in the KCA and MMSA metallurgical testwork to be representative of the orebody due to the relatively high head grade of the samples used as compared to the average head grade of the orebody.

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12.3.	Potential Economic Extraction Risk Factors

If the testwork has been performed on samples not considered representative of the deposit, it follows that variability across the whole deposit has not been determined to the extent considered sufficient. Grade control is difficult to achieve and the behaviour of the samples from various parts of the deposit are yet to be tested to predict plant performance.

12.4.	Concluding Opinion of the Testwork

Venmyn Deloitte have drawn the following conclusions after carrying out a review of the metallurgical testwork performed on Lugushwa:-

•	based on the analysis of the KCA results, the 32mm crushed size sample has the highest ranges of oxide recovery of 84-86% (average 85%);

•	the overall recoveries obtained on the fresh samples are 62% and 69% without and with Leachox treatment respectively;

•	the overall recoveries obtained on the transition samples are 70% and 73% without and with Leachox treatment respectively;

•
the recoveries obtained for both the transition and fresh samples using Leachox treatment (MMSA testwork) are comparable and are both consistently higher than the recoveries obtained without using Leachox treatment;

•
flotation concentrates produced using the grind size of d80 106µm on fresh samples (Test 4, Table 9) should have been subjected to leach testwork on the basis that, out of Test 1-5 (Table 9), this particular test recovered the most gold;

•
similarly, concentrates produced using the grind size of d80 300µm on transition samples (Test 7, Table 9) should have been subjected to leach testwork on the basis that, out of Test 5-10 (Table 9), this particular test resulted in the highest concentrate grade;

•
the recoveries from the production of the bulk flotation concentrate (for leach testwork) should be used for the calculation of the overall recovery although they are lower than those obtained from the laboratory based flotation testwork. This is due to the fact that the bigger 180 litre Wemco cell used for the production of the bulk concentrates approximates the full scale plant better than the laboratory scale equipment and therefore, gives more realistic recoveries to be expected during operation;

•
Venmyn Deloitte does not regard the samples used in the KCA and MMSA metallurgical testworks to be representative of the orebody because of the relatively high head grade of the samples used in these exercises as compared to the average head grade of the orebody;

13.	Mineral Resource Estimates

Item 14

13.1.	Mineral Resource Estimation and Modelling Techniques

CAE Mining's Datamine Studio 3TM (Datamine) was used by Lugushwa Mining to model the Mineral Resource. Venmyn Deloitte independently validated the modelling process under the auspices of Andy Clay as Qualified Person.

13.2.	Database Integrity

Borehole and surface trench data are captured electronically by Lugushwa Mining into Microsoft Excel TM, imported into Datamine, and desurveyed to combine position, grade, and descriptive data into a single master file of drillhole traces. Error checking was performed by Lugushwa Mining in Datamine at the time of desurveying and detected errors corrected at source. Venmyn Deloitte verified that the Datamine master drillhole file correctly represents the data. The dataset defined for the present stage of modelling consisted of 160 diamond drillholes, 89 trenches, and 527 auger holes. Regolith is modelled by Lugushwa Mining from the auger drill holes.

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13.3.	Geological Interpretation and Dimensions

Lugushwa has six targets, which have been subdivided and modelled by Lugushwa Mining as nine individual models, following an arc of some 6,000m from Minkumbu in the southsouthwest, through Mpongo, Carriere A (subdivided into south and north domains), the main Lugushwa target (subdivided into three domains), to Mapale in the north, with the small Kimbangu target occurring somewhat further to the east.

The main Lugushwa D18-19 and G20-21 deposit was modelled by Lugushwa Mining as three separate but contiguous domains. Domaining depended on position with respect to local folds and/or faults. For example, the main Lugushwa target consists of D18-19 and G20-21.

The former represents the upthrown side of an inferred fault marked physically by the path of the Lugushwa River. The latter corresponds to the down-thrown side of the same fault. D18-19 is subdivided into an eastern and a western domain, known as Domain 1 and Domain 3 respectively, whilst G20-21 is referred to as Domain 2.

Three dimensional (3D) closed wireframe models of the mineralization have been constructed by Lugushwa Mining, interpreted with a 0.5g/t cut-off grade. The wireframes are shown in Figure 9. The overall dimensions are 3,790m east to west and 4,690m north to south. The Mineral Resource is defined by Lugushwa Mining from surface to a vertical depth of an average of 100m below diamond core end-of-hole, which is generally between 100m and 500m below surface depending on the target. Surface topography, bottom of complete oxidation of the orebody (BOCO) and top of fresh ore (TOFR) were defined by DTMs. The regolith has been modelled by Lugushwa Mining for the first time as a layer some 4m to 8m thick, delineated also by closed 3D wireframes for each target.

The amount of data varies considerably amongst the geological models. Figure 10 shows the 3D data populations, with diamond drillholes and trenches for two examples. Domain 1 is plentifully supplied with data. In comparison, the Minkumbu target is sparsely supplied with data. The other targets fall somewhere between these two extremes.

At Lugushwa, mineralization is not strictly confined to a specific lithology but is dispersed across several lithologies. Lugushwa Mining has separated the wireframes into zones that represent reefs within the entire package of each target. Drilling at surface intersected high grades and has been modelled as a thin layer at surface. Auger drilling provided the data for modelling the regolith. Some zones appear to continue across different structural domains, as shown by Figure 11.

13.4.	Compositing

The dominant sampling length is 1m. Data were however composited by Lugushwa Mining at 2m to reduce variability. The same compositing length was used for all nine targets. Compositing lengths were automatically adjusted for every borehole to ensure that every portion of every sample was included in a composite. Compositing analysis showed that the exploratory data statistics' mean values were retained whilst coefficients of variation were reduced satisfactorily.

13.5.	Block Model

Block model parameters cannot be optimally oriented with respect to strike and dip across many individual deposits each with different strikes and dips. As a consequence, Lugushwa Mining standardised on a North-South, East-West, vertically oriented model. The block size chosen by Lugushwa Mining is 20m x 20m x 10m for the parent cell size on the grounds that section spacing is 80m. Finer resolution is appropriate in the vertical sense. Estimation was carried out by Lugushwa Mining into the parent cell. Subcell splitting honouring the geological wireframes was permitted for the purpose of precision in volume hence tonnage calculations.

13.6.	Variography

The experimental variograms were calculated only from the diamond drillhole data. Trench data and borehole data were however used in estimation.

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Variographic analysis was not attempted on any but the largest prospects. Of these, Domains 1 and 2, are spatially the simplest, the most comprehensively drilled, and yielded usable results. The variogram model obtained from this deposit by Lugushwa Mining was used as a generic model for the estimation of all the others, with only the angle parameters changed.

Variogram models for the regolith showed similar ranges in the two long directions, so the generic model was used by Lugushwa Mining for the regolith estimation with the adaptation that the range in perpendicular direction was considerably shortened to 10m and the regolith search parameters adjusted accordingly.

Variograms were calculated by Lugushwa Mining at different lags, appropriate for the data spacing in different directions. The model obtained was fitted by Lugushwa Mining to the untransformed variogram, calculated with top cutting. The grade distribution is highly positively skewed, so the ranges and sills were checked against log transformed and normal-score transformed variograms. Some examples of the variogram model are shown in Figure 12 and the parameters of the final model are given in Table 13.

Table 13: Normalised Variogram Model

STRUCTURE	NORMALIZED		DIRECTIONAL RANGES
	NUGGET	SILL	STRIKE AXIS	DIP AXIS	PERPENDICULAR AXIS

0	0.25
1		0.4	69	61	16
2		0.34	150	121	65

In common with many small-scale or early-stage operations, the lack of infill drilling or closely spaced drilling at Lugushwa presents problems for conventional directional variography. Subdivision into several reefs per domain is also not conducive to obtaining clear variograms. Grades below the defining cut-off grade are present in the reef structures wireframed, and conversely grades above the defining cut-off grade are present outside. An earlier variogram modelling exercise did however obtain results from the entire dataset of Domain 1, from the first to the last above cut-off grade intersection, regardless of reef. These better structured, less noisy directional variograms showed similar ranges to the latest model. Venmyn Deloitte is of the opinion that the variography is not yet robust enough to use for change of support calculations. Venmyn Deloitte encourages revisiting the variogram model as more information comes in.

13.7.	Estimation Methodology

All the models were estimated by Lugushwa Mining using Ordinary Kriging, with ellipsoidal search parameters as listed in Table 14. A minimum number of 5 samples and a maximum number of 40 samples were used. A 2 time’s expansion of the search volume was permitted.

Table 14: Search Neighbourhood Parameters

SEARCH DISTANCES (km)			SEARCH ANGLES (°)			SEARCH AXES
1st	2nd	3rd	1st	2nd	3rd	1st	2nd	3rd

150	120.5	65	90	45	0	3	1	2

A block model prototype was prepared for each target by Lugushwa Mining by filling the closed-volume geological wireframe with cells. The block models were then truncated by the surface topography DTM and subcell splitting was introduced at boundaries defined by the other DTMs. The regoliths were treated similarly. The regolith block models were combined by Lugushwa Mining using Datamine’s ADDMOD, ensuring that there was no double accounting at boundaries. Each cell of the prototype was uniquely allocated one of three oxidation states:-

•	oxidised – between surface and BOCO;

•	transition – between BOCO and TOFR; and

•	fresh – below TOFR

Lugushwa Project NI 43-101 Review

Figure 09

VenmynDeloitte.

Lugushwa Gold Project

LUGUSHWA PROJECT SHOWING INDIVIDUAL WIREFRAME LAYOUT

PLAN VIEW
N
B
A
625,000
622,500
592,500
595,000
597,500
OREBODIES
G-7 Mapale
Kimbangu
D18-19 East (Domain 1)
D18-19 West (Domain 3)
G20-21 (Domain 2)
Carriere A North
Carriere A South
Mpongo
Minkumbu
0
100m
Scale

3D LONGITUDINAL
A
B
OREBODIES
G-7 Mapale
Kimbangu
D18-19 East (Domain 1)
D18-19 West (Domain 3)
G20-21 (Domain 2)
Carriere A North
Carriere A South
Mpongo
Minkumbu

D1365_Banro Lugushwa Update_2013

Figure 10

VenmynDeloitte. **Lugushwa Gold Project**

DATA POPULATION FOR SOME LUGUSHWA TARGETS

SPARSELY POPULATED MINKUMBU

North
Up
West
SAMPLING
Trenches
Boreholes

WELL POPULATED DOMAIN 1

Up
East
South
SAMPLING
Trenches
Boreholes

D1365_Banro Lugushwa Update_2013

Figure 11

VenmynDeloitte. **Lugushwa Gold Project**

CLOSE-UP VIEW OF DOMAINS 1,2 AND 3

North
Up
East
OREBODIES
D18-19 East (Domain 1)
D18-19 West (Domain 3)
G20-21 (Domain 2)

ZONES WITHIN AND ACROSS DOMAINS 1,2 AND 3

North
Up
East
OREBODIES
D18-19 East (Domain 1)
D18-19 West (Domain 3)
G20-21 (Domain 2)

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2013	38

Slices through the prototype are illustrated in Figure 13 illustrating alteration states. For the sake of simplicity, only the three domains of the main Lugushwa deposit are shown. The wireframed interpretation of the various deposits shows considerable variability in the local strike directions. Estimation utilized the Dynamic Anisotropy optional feature of Datamine. The block model prototype was first prepared by calculating the true dip and dip azimuth of the wireframe triangles, which were then angle-estimated into the blocks (using Inverse Distance Squared, with adaptation for circular data.) Constraints were applied to avoid incorporating inappropriate angles from the edges of truncated wireframes. The grade estimation by Ordinary Kriging then used the local orientation of the search ellipsoid.

13.8.	Validation

The models were validated by Lugushwa Mining by comparing block model means with the means of raw and declustered data, per deposit. Statistical agreement was satisfactory. Visual comparison and swathe plots show reasonable agreement between the raw data and the most well-informed models, namely Domains 1, 2 and 3. Figure 14 includes on a more detailed scale an example of a reconciliation plot.

13.9.	Mineral Resource Classification

In accordance with NI 43-101, targets Minkumbu and Kimbangu have been classified as Inferred by Lugushwa Mining on account of sparse data, unknown statistical continuity, and lack of geological detail. The block models of the main Lugushwa target, however, include estimates from relatively more closely spaced data. Cells estimated from sampling within a one-variogram range search ellipsoid, supported by positive Kriging efficiency, were identified, interpreted and the resulting strings linked to form a wireframe surface. Cells falling inside this wireframe surface were classified as Indicated by Lugushwa Mining. Figure 15 shows Mineral Resource classification breakdown for Domain 2 of the Lugushwa Target.

The grade-tonnage curves for the Lugushwa Project generally demonstrate that from a cut-off grade from 0.5g/t to 1.0g/t there is a significant reduction in tonnage with only a marginal increase in the average grade of the deposit. This indicates that high-grading the deposit is generally not a feasible option and mine planning should focus on a bulk, low-grade mine design. There is potential to optimise the cut-off grade based on the principles of Storrar, C., 1981, South African Mine Valuation and Lane, K., 1997, The Economic Definition of Ore. The Mineral Resources per Mineral Resource Category estimated for the Lugushwa Project are summarised Table 15. The entire regolith is regarded as Indicated Mineral Resources due to the closely spaced auger drilling and trenching data.

Table 15: Mineral Resources per Mineral Resource Category (effective date: 31st January 2013)

DOMAIN	RESOURCE CATEGORY	TONNAGE (Mt)	GRADE (g/t)	OUNCES (Moz)

DOMAIN 1 (G18-19 EAST)	Indicated	7.51	1.23	0.30
	Inferred	59.47	1.15	2.19
DOMAIN 2 (G20-21)	Indicated	3.01	1.41	0.14
	Inferred	26.77	1.63	1.40
DOMAIN 3 (G18-19 WEST)	Indicated	2.75	1.37	0.12
	Inferred	2.45	0.98	0.08
D18-19 G20-21TARGET TOTAL	Indicated	13.27	1.30	0.55
	Inferred	88.69	1.29	3.67
CARRIERE A NORTH	Indicated	1.30	1.12	0.05
	Inferred	9.84	0.76	0.24
CARRIERE A SOUTH	Indicated	0.84	1.27	0.03
	Inferred	6.10	1.55	0.30
CARRIERE A TARGET TOTAL	Indicated	2.13	1.18	0.08
	Inferred	15.93	1.06	0.54
MPONGO	Indicated	1.31	1.91	0.08
	Inferred	7.38	1.47	0.35
G7 MAPALE	Indicated	0.32	0.95	0.01
	Inferred	1.36	1.80	0.08
KIMBANGU	Inferred	0.58	1.26	0.02
MINKUMBU	Inferred	2.51	2.60	0.21
OTHER TARGETS TOTAL	Indicated	1.63	1.72	0.09
	Inferred	11.83	1.74	0.66
LUGUSHWA TOTAL RESOURCE	Indicated	17.03	1.32	0.73
	Inferred	116.46	1.30	4.88

Lugushwa Project NI 43-101 Review

Figure 12

VenmynDeloitte. **Lugushwa Gold Project**

VARIOGRAM MODEL FOR THE LUGUSHWA TARGET

OMNIDIRECTIONAL DOMAIN 2 LOGVG WITHOUT CUTTING
Log Variogram
1.4
1.2
1
0.8
0.6
0.4
0.2
0
0
100
200
300
Distance

OMNIDIRECTIONAL DOMAIN 2 VG WITH CUTTING
Variogram
2000
1500
1000
500
0
0
100
200
300
Distance

D1365_Banro Lugushwa Update_2013

Figure 13

VenmynDeloitte. **Lugushwa Gold Project**

ALTERATION STATES SHOWN THROUGH THE LUGUSHWA TARGET

MATERIAL TYPES DOMAIN 2 - PLAN VIEW
N
LEGEND
Regolith
Oxide
Transition
Fresh
0
100m
Scale
595,500
595,750
596,000
623,500
623,250

MATERIAL TYPES DOMAIN 2 - WE SECTION
N
LEGEND
Regolith
Oxide
Transition
Fresh
0
100m
Scale
595,500
596,000
1,000
500

D1365_Banro Lugushwa Update_2013

Figure 14

VenmynDeloitte.

Lugushwa Gold Project

ESTIMATED GOLD GRADE SHOWN THROUGH THE LUGUSHWA TARGET

GOLD GRADES DOMAIN 2 - PLAN VIEW
N
Grade (g/t)
Absent
Floor-0.5
0.5-0.65
0.65-0.7
0.7-0.75
0.75-0.85
0.85-1.0
1.0-1.15
1.15-1.35
1.35-3.0
2.3-5.0
5.0-Ceiling
0
Scale
100m
623,500
623,250
595,500
595,750
596,000
GOLD GRADES DOMAIN 2 - WE SECTION
N
500
596,000
GOLD GRADES DOMAIN 2 - WE ZOOM BOREHOLE RECONCILIATION
N
950
900
850
0
Scale
50m
595,700
595,750
595,800
Grade (g/t)
Absent
Floor-0.5
0.5-0.65
0.65-0.7
0.7-0.75
0.75-0.85
0.85-1.0
1.0-1.15
1.15-1.35
1.35-3.0
2.3-5.0
5.0-Ceiling

D1365_Banro Lugushwa Update_2013

Figure 15

VenmynDeloitte.

Lugushwa Gold Project

MINERAL RESOURC CLASSIFICATION SHOWN THROUGH THE LUGUSHWA TARGET

MINERAL RESOURCE CLASSIFICATION DOMAIN 2 - PLAN VIEW
N
A (West)
B (East)
623,500
623,250
595,500
595,750
596,000
0
100m
Scale
LEGEND
Indicated
Inferred

MINERAL RESOURCE CLASSIFICATION DOMAIN 2 - WE SECTION
N
1,000
500
A (West)
B (East)
595,500
596,000
0
100m
Scale
LEGEND
Indicated
Inferred

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2013	43

14.	Mineral Reserve Estimates

Item 15

No Mineral Reserves have been estimated for the Lugushwa Project.

15.	Mining Methods

Item 16

Due to the early nature of this project, the mining methods were not assessed by Lugushwa Mining. It is expected by Lugushwa Mining that the project will develop an open pit, similar in nature to the Twangiza and Namoya Projects.

16.	Recovery Methods

Item 17

No recovery methods have yet been established on the Lugushwa Project. Metallurgical testwork is still in progress to establish a viable process route to recover gold from the Lugushwa Project.

17.	Project Infrastructure

Item 18

The Project currently has an exploration camp situated within the Lugushwa Project boundary. The camp includes tented accommodation, kitchen, and bathroom facilities. Power is supplied by generators located on site and water is available from streams.

Access is generally via air only with all supplies, personnel and equipment brought in by helicopter. Road access is poor due to destruction during the civil war. Lugushwa Mining is currently developing and upgrading the roads within the exploration area to provide easier access. Lugushwa is currently in pre-construction phase and infrastructure is currently under planning and development.

18.	Market Studies and Contracts

Item 19

18.1.	Demand

Gold demand in 2012 showed a year-on-year decrease of 4% on a tonnage basis to 4,405t although the annual demand measured on a value basis reached a record value of USD236.4bn as an increase in demand from institutional investors and central banks only partly offset a year on year decline in consumer demand.

Jewellery continues to be the most important end use for gold, making up some 49% of demand. Demand during 2012 fell 3% on a volume basis to 1,908.1t, primarily due to a relatively weak year in India. The value of jewellery demand reached a record of USD102.4bn rose 3% above 2011 as consumers allocated greater sums to gold jewellery despite a 6% year on year rise in the price. India and China are responsible for 56% of the total annual jewellery demand (Street et al, 2012).

Annual demand for gold in the technology sector decreased by 5% in 2012 to 428.2t, in value terms demand rose to USD23bn. The general picture of the year was that of persistent decline in tonnage with values maintained at steady levels. The electronics sector saw a decline in demand of 5% over the year to 302.7t. Other industrial and decorative (OID) saw a decline of 4% to 85.7t and gold uses in dentistry also declined due to higher gold prices. (Street et al, 2012). The demand was derived from the various uses of gold, as shown in Figure 16. (Street et al, 2012).

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Annual investment for bars and coins decreased by 17% and a 51% increase in Exchange-Traded Funds (ETF) and similar products resulted and adding a positive contribution from Over the Counter (OTC) investment and stock flows results in a total investment of 1,582.5t, 3% lower than 2011. The total demand for ETFs of 279.0t had a value of almost USD15bn OTC investment and stock flows contributed 47.8t to total investment but fluctuated throughout the year due to gold price moves, policy announcements from monetary authorities, and the economic situation in Europe. Exclusive of OTC investment and stock flows, bar and coin demand accounts for the greatest share of investment (79%) in this sector during 2012. Although demand for gold bar and coins was lower than year earlier levels, they are still 31% above the 5 year average of 961.0t.

However, there was a significant change in the demand for gold for investment purposes, with investment demand as a percentage of total demand for gold increasing from 35% to 41%. For private investors, a decision to invest in gold is believed to lie in positive price expectations, the fact that low interest rates offer little returns from alternative investments; there was high inflation in many countries that resulted in investors turning to gold to protect their wealth; and concern that Euro zone instability may affect regional and global growth rates. Demand for gold bars and coins was particularly influenced by an increased desire to invest in gold, with ETFs and similar products experiencing a drop in demand on a year-on-year basis (Street et al, 2011).

18.2.	Supply

Historically, supplies of gold have come from mine production, recycling and from sales of Central Bank gold. Australia, South Africa, Russia, Chile, the United States, and Indonesia each have above 3,000t of gold reserves, with a combined 55% of global reserves, according to the United States Geological Survey (USGS) (George, 2012).

Of the African countries, South Africa has the second-largest number of global reserve tonnages, while Ghana ranks 11th in global gold reserve tonnages. Countries such as Mali, Tanzania, the DRC, and Zimbabwe are among the African countries which are included in the ‘other countries’ classification provided by the USGS – indicating that they are not among the top 14 countries in terms of gold reserves. Table 16 shows the estimated gold reserves by country.

The USGS has placed falling South African production as the fifth largest by tonnage globally. It is believed that South African production has slowed and this is due to increasing depth of resources and the consequent difficulty in mining, although other reasons, including safety stoppages and erratic electricity supplies, have been blamed in the past (Reuters, 2010). Table 17 summarises estimated global production by country.

The USGS estimates that total world gold production was 2,687t in 2011, while the World Gold Council places this a bit higher, at 2,809.5t (George, 2012; Street et al, 2012). The World Gold Council further indicates that mine production increased by 4% while the USGS figures suggest that production has increased by even more than this.

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Table 16: Estimated Global Gold Reserves in 2011

COUNTRY	RESERVES
(t)

Australia	7,400
South Africa	6,000
Russia	5,000
Chile	3,400
United States	3,000
Indonesia	3,000
Brazil	2,400
Peru	2,000
China	1,900
Uzbekistan	1,700
Ghana	1,400
Mexico	1,400
Papua New Guinea	1,200
Canada	920
Other countries	10,000
TOTAL	50,720
Source: George (2012)

Table 17: Estimated Global Gold Production for 2010 and 2011 (t)

COUNTRY	MINE PRODUCTION
	2010	2011e
	(t)	(t)

China	345	355
Australia	261	270
United States	231	237
Russia	192	200
South Africa	189	190
Peru	164	150
Canada	91	110
Ghana	82	100
Indonesia	120	100
Uzbekistan	90	90
Mexico	73	85
Papua New Guinea	68	70
Brazil	58	55
Chile	38	45
Other countries	559	630
TOTAL	2,561	2,687
Source: George (2012)
e=estimate

However, while mine production appears to be edging up, the other two contributors to the supply of gold, i.e. recycling and Central Bank gold supplies, do not follow the same trend.

Central Banks, after being net sellers of gold for decades, reversed this trend in 2010 and continued to be net purchasers of gold in 2011. This trend was motivated by a variety of reasons, including increased purchases of gold by Central Banks wishing to preserve national wealth, diversify reserves and reduce reliance on foreign currencies. As a result, there were no supplies of gold that came from Central Banks (Street et al, 2012).

The volume of recycled gold available on the market appears to also be falling and recycled gold is therefore not contributing as much to global gold supplies as it has done in the past. Gold that was recycled in 2011 stood at 1,611.9t compared to 1640.7t in 2010.

With mine supplies, Central Bank purchases and recycled gold in the market, as well as decreases in the supply of gold available due to producer hedging, the total supply of gold was 3,994t in 2011 as compared to 4,163.9t in 2010.

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18.3.	Gold Price Trend

There was a strong upward trend in the USD price of gold over the last 12 years (Figure 17). This continued in 2011, although the strong price increase to September, of 30% for the year, was reduced to some extent by a price decrease towards the end of the year (Street et al, 2012).

18.4.	Gold Market Outlook

There are significant changes to both supply and demand dynamics that are fundamentally altering the gold market. From a supply perspective, the high gold price has resulted in a number of significant mine producers ramping up production. This has led to gold mine production increasing, although this tended to be from existing operations rather than from new mines.

The difficulty of making new gold finds, as well as the increases in costs associated with gold production, suggest that mine production increases are not sustainable in the long term (Street et al, 2012).

Other factors influencing supply relate to recycling and to Central Banks: there appears to be a decreasing recycling trend, although this is not uniform throughout the world; and Central Banks are no longer contributing to global gold supplies and are instead purchasing gold, altering supply dynamics significantly.

From a demand perspective, jewellery demand has fallen in India, and has led analysts to suggest that China and India need to be viewed separately rather than linked together, as Asian economic powerhouses that will continue to grow, rather than seen as being influenced by individual factors.

This said, it is likely that China and India are also likely to be the leading drivers of gold consumption in future, although these countries’ gold demand growth rates may be influenced by slowing Gross Domestic Product (GDP) growth and, in the case of India, fewer auspicious holidays in 2012 that require gold purchases as well as a currency that sometimes fluctuates quite widely.

The other change that has dominated the global gold demand landscape is the increasing demand for gold as an investment. Two divergent views on this issue have been suggested by analysts:-

•
it has been traditionally acknowledged that gold is favoured at times of turbulence and, since Euro zone stability is yet in the balance, some believe that gold’s bull run will continue as investors turn to it as a safe investment; but

•
others, notably the Financial Times, however, that suggest that the Bull Run is nearing its end because this has been supported unsustainably by loose monetary policies and inflationary worries. Those who believe that it is not necessarily the case that gold will continue to be in demand note that “the current absence of a major catalyst in the global economic system has set gold adrift on something of a windless ocean” (McKay, 2012).

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19.	Environmental Studies, Permitting and Social or Community Impact

Item 20

Historical and current artisanal mining could pose environmental issues within the project area. Artisanal miners utilize local streams to wash gravel and crushed ore. These miners also use mercury during extraction of gold, leading to potential health issues and contamination of water supply. Lugushwa Mining commissioned an environmental baseline survey of artisanal and historical mining activities to establish current environmental issues, to define environmental liabilities and meet objectives set out in the ARMC.

20.	Capital and Operating Costs

Item 21

Due to the early nature of this project, the capital and operating costs were not assessed.

21.	Economic Analysis

Item 22

No economic assessment took place during this review, nor is this required given the development stage of this project.

22.	Adjacent Properties

Item 23

Banro’s other Projects, including Twangiza, Namoya and Kamituga are the only similar projects currently in existence near Lugushwa. All occur within the Twangiza-Namoya gold belt. Their locality can be seen in Figure 1. Twangiza is an operating mine, located approximately 45km southsouthwest of Bukavu, which began production in October 2011. The Twangiza plant will have the capacity of 1.7Mt throughput per annum, producing up to 120,000oz of gold per year and a Life of Mine (LoM) estimated at seven to eight years.

The Namoya Project is currently undertaking construction activities and development of the open pit, as reported by their study undertaken in 2011. The Namoya Project is expected to begin gold production during 2013 and a total of approximately 124,000oz production per annum over a seven year LoM is anticipated. This project lies approximately 75km southwest of Kugushwa. The Kamituga Project is still in an exploration phase and is located approximately 10km north of Lugushwa.

23.	Other Relevant Data and Information

Item 24

23.1.	Political Background

The Republic of the Congo gained independence from Belgium in 1960 and, after gaining power, Colonel Joseph Mobuto Sese Seko renamed the country Zaire. He was overthrown by Laurent Kabila in 1997, who appointed himself president and changed the country’s name to the DRC. Since then the DRC has had two additional presidents and a civil war which commenced in 1998.

Laurent Kabila was assassinated in January 2001 and was succeeded by his son Joseph Kabila, as Chief of State and Head of Government. Joseph Kabila negotiated with rebel leaders to establish a transitional government in 2003. On July 2006 the first multi-party elections were held in the country since its independence, and the second was held on 28 November 2011. From that time the country has been relatively peaceful.

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Unrest is still a problem since the recent elections, but it has quieted down after the late official election results in January 2012, declaring Joseph Kabila president for another term. The main area of unrest related to the election is still in the capital. The other areas of unrest are to the north and east of the country, where rebel soldiers still have a foothold.

It is not clear as to the extent of the recent conflict areas, but there is a strong likelihood that it has affected the southern areas of the North Kivu Province. The primary security risks facing the region are:-

•	continued disarmament of armed groups in the North Kivu and Ituri and the extension of state authority to all areas of the DRC; and

•
this change could signal a movement in the Kinshasa government that could either bring North Kivu to rebellion or the final disarmament of the Democratic Forces for the Liberation of Rwanda (FDLR), who are associated with the 1994 genocide in Rwanda.

Since peace was re-established in 2003 the DRC has seen the return of international investment, particularly in the minerals industry. According to the Central Intelligence Agency World Factbook, exports of minerals have increased and the GDP has been boosted. The GDP was estimated to be USD25.19bn in 2011, an increase from the estimated USD23.66bn in 2010. The real GDP growth rate was 6.5% in 2011.

Exports were estimated to be USD10.93bn in 2011, with earnings derived predominately from diamonds, copper, coffee, and sugar. The country has seen significant improvements in the inflation rate compared to their war-ridden periods; it was recorded at 17% in 2011, down from the 23.1% in 2010

In late 2012 to 2013, violence once again affected the country, this time where Rwandan and Congolese forces clashed along the eastern border with Rwanda affecting Goma in the North Kivu Province. A new peace deal was approved in February 2013 by Congolese and 11 other governments in an effort to improve the situation, however, the situation remains volatile and unstable.

23.2.	Minerals Industry

The DRC is renowned for its extensive mineral wealth, especially the Copper Belt situated in the Katanga Province along the border with Zambia. The DRC plays a globally significant role in the world’s production of cobalt and diamonds. In 2007, the country’s share of the world’s cobalt production amounted to 36%; industrial diamond, 31%; and gem-quality diamond, 6%. DRC accounted for about 49% of the world’s cobalt reserves. Copper and crude petroleum production also played a significant role in the domestic economy. The country was not a globally significant consumer of minerals or mineral fuels.

The mining and Industry sector accounted for 27.6% of the gross domestic product in 2011 (World Fact Book). An estimated 700,000 artisanal miners were involved in diamond production; employment in diamond trading amounted to about 100,000 (International Monetary Fund, 2005, p. 48-49; 2007, p. 46).

La Générale des Carrières et des Mines (Gécamines), which was a state-owned company, produced cobalt and copper; other cobalt and copper mining companies were privately owned. Due to the war the mines fell into disrepair and became uneconomical. In recent years the copper mines have received extensive interest from large international mining companies. The cement producers Cimenterie de Lukala and Interlacs were privately owned. The Government held an 80% share in the large-scale diamond producer Société Minière de Bakwanga (MIBA). Artisanal and small-scale miners accounted for most Congolese output of diamond, gold, niobium (columbium), tantalum, tin, and tungsten. Artisanal and small-scale miners also played a significant role in the country’s cobalt mine production.

In 2007, the production of niobium (columbium) in DRC increased by an estimated 133%; tantalum, by an estimated 129%; tin, by an estimated 89%; silver, by 13%; refined cobalt, by 10%; zinc, by 10%; and copper, by an estimated 10%. Refined copper production was restarted in 2007. Cobalt mine production declined by an estimated 7%; and diamonds, by an estimated 5%.

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The DRC is a major diamond producer primarily from artisanal operations situated in the Tshikapa, Mbuji Mayi, and Kinsangani areas. The production reported for 2003 amounted to 21.1Mcts and represents 75% of the country’s total alluvial production. The remainder is sourced from MIBAs Mbuji Mayi mine in the Kasai Province.
International mining companies have returned to the diamond areas within the DRC and are actively exploring for both alluvial and kimberlite deposits. The DRC is a member of the Kimberley Process.

The DRC recorded gold production of 20t for 2003. The country is also a significant oil producer, recording a production of 85M barrels for 2003.

International companies with exploration and/or mining interests in the DRC include BHP Billiton, De Beers Group, Anvil Mining NL, Kinross Gold Corporation, Adastra Minerals Inc, SouthernEra Diamonds Inc, Gravity Diamonds Ltd, GEM Diamonds Ltd, Metorex Ltd, and Banro Corporation.

24.	Interpretations and Conclusions

Item 25

Lugushwa Mining has materially upgraded the Mineral Resources estimated for the Lugushwa Project. This increase includes upgrading a portion into the Indicated Mineral Resource category as well as expanding the current Mineral Resource base through the continued exploration taking place.

While this Mineral Resource is largely classified in the Inferred category with the geological information collected to date, the Lugushwa Mining exploration team is confident about the continuity and structure of the reefs and their inherent mineralisation.

Gold grade is variable within the resource, which is typical of most gold-bearing deposits world-wide. Continued exploration is warranted to reduce the variance of the grade, thus increase overall geological confidence. Continued exploration will assist with declaring Mineral Resources over the targets which have not yet undergone extensive studies.

The modelling techniques employed by Lugushwa Mining for the Lugushwa Project are in keeping with the guidelines of NI 43-101 and the Mineral Resource estimation presented in this report is considered by Venmyn Deloitte to be representative of the mineralisation contained within the Lugushwa Project based on our review of the geological model and resource estimates. Venmyn Deloitte is satisfied that all drilling, sampling, database management and geological modelling protocols comply with the standards prescribed by NI 43-101.

25.	Recommendations

Item 26

Venmyn Deloitte recommends that further exploration take place in order to improve geological confidence in the targets. Lugushwa Mining has compiled a work programme for the ongoing exploration activities for the Lugushwa Project. A total of USD4.25 million has been assigned by Lugushwa Mining for the purpose of exploration during the 2013 financial year, which Venmyn Deloitte considers appropriate. The main operational objectives of the 2013 Lugushwa exploration programme are:-

•	to define additional oxide resources at Lugushwa to facilitate the completion of an economic assessment of the Lugushwa Project by the end of the fourth quarter, 2013;

•
to undertake regional exploration and target generation programs on the remaining portions of the Lugushwa Project to ensure growth in the defined Mineral Resources by the end of the fourth quarter, 2013. In particular the focus for Lugushwa will be on:-

•	conversion of Inferred oxide ounce Mineral Resources to higher confidence categories through infill drilling;

•	follow-up on potential oxide Mineral Resources within the Kimbangu- Mpongo- Minkumbu trend utilizing shallow delineation drilling; and

•	target generation through grassroots and follow-up work in the southwestern and northeastern extensions of the Lugushwa mineralized trend.

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26.	Date and Signature Page

Yours faithfully,

____________________________
ANDREW NEIL CLAY
M.Sc. (Geol.), M.Sc. (Min.Eng.), Dip.Bus.Man.,
Pr.Sci.Nat., MSAIMM, FAusIMM, ,
FGSSA, MAIMA, MSPE, IoD.
MANAGING DIRECTOR
QUALIFIED PERSON

Signed on 15th April 2013
Effective Date of Report: 15th March 2013
Revised on: 15th April 2013

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Appendix 1: References

Item 27

AUTHOR	DATE	TITLE	SOURCE

Banro Corporation	March 2007	Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo.	Banro Corporation
Brooks, L.	11 March 2013	Cooperation in the Congo: Will the Regional Peace Deal Bring Stability?	Think Africa Press: http://thinkafricapress.com/drc/cooperation-congo-can-regional-initiatives-end-violence
George, M.W.	2012	Gold, Mineral Commodity Summaries.	USGS
Kersi, P.	2012-2013	Geological Models provided in DatamineTM format.	Banro Corporation
Lane, K.	1997	The Economic Definition of Ore
McKay, D.	2012	The golden doldrums.	www.miningmx.com
Reuters	2011	SAfrica slips to fourth in world gold production.	www.reuters.com
SRK Consulting	February 2005	NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo.	Banro Corporation
Street, L., Palmberg, J., Artigas, J.C., Ong, E., Grubb, M.	2012	Gold Demand Trends –Full year 2011.	World Gold Council
Storrar, C.	1981	South African Mine Valuation
World Climate Guide	February 2013	Bukavu Climate Guide, Democratic Republic of the Congo.	http://www.worldclimateguide.co.uk/climateguides/democraticrepublicofthecongo/bukavu.php

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Appendix 2: Qualified Person’s Certificate

Name of Staff:                       Andrew Neil Clay
Name of Firm:                       Venmyn Deloitte, a subsidiary of Deloitte Consulting South Africa (Pty) Ltd
Address:                                First Floor, Block G, Rochester Place, 173 Rivonia Road, Sandton, 2146, South Africa
Contact:                                 Telephone: +27 11 783 9903, Fax: +27 11 783 9953
Position:                                Managing Director
Profession:                            Geologist
Date of Birth:                        16 April 1955
Years with Firm/Entity:      25
Nationality:                            British

CERTIFICATE OF QUALIFIED PERSON
I, Andrew Neil Clay, do hereby certify that:-
1.	I am the Managing Director of Venmyn Deloitte
First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton, 2146
South Africa;
2.	I am a graduate in Geology and have a Bachelor of Science from University College Cardiff in 1976;
3.	I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION

Member	Canadian Institute of Mining, Metallurgy and Petroleum	2006
Advisor	JSE Limited Listings Advisory Committee	2005
Issuer	JSE Issuer Services	2008
Member	JSE Issuer Mining Sub-committee	2009
Associate Member	American Association of Petroleum Geologists	2005
Member	South African Institute of Directors	2004
Fellow	Geological Society of South Africa	2003
Member	American Institute of Mineral Appraisers	2002
Member	South African Institute of Mining and Metallurgy	1998
Fellow	Australasian Institute of Mining and Metallurgy	1994
Member	Natural Scientist Institute of South Africa	1988
Member	Investment Analysts Society of South Africa	1990
Member	Society of Petroleum Engineers	2009
Member	Project Management Institute	2011
Expert	Hong Kong Stock Exchange	2012

4.
I have practiced my profession continuously since graduation. My relevant experience for the purpose of the technical report (the “Technical Report”) dated 15th March 2013 (as revised on 15th April 2013), entitled “Independent National Instrument 43-101 Technical Report on the Lugushwa Gold Project, South Kivu Province, Democratic Republic of the Congo” is:-

YEAR	CLIENT	COMMODITY	DOCUMENTATION

2012	Araxa	Rare Earths	NI 43-101
2012	Bauba	Platinum	Technical and Economic Assessment
2012	IFC Mining		Technical and Economic Assessment
2012	Central Rand Gold	Gold	CPR
2012	Lanxess	Chrome	Technical and Economic Assessment
2012	Loncor Ngayu	Gold	Mineral Resource Valuation
2012	Loncor Makapela/Mangajuripa	Gold	Mineral Resource Valuation
2012	Pering Listing Hong Kong	Zinc Lead / Base metals	CPR
2012	Stonebridge Hanieal Mozambique	Gold	Corporate Advice and Project setup
2012	Stonebridge Zim Gold	Gold	Corporate Advice and Project setup
2012	Terra Nova Manica Investment	Gold	Technical and Corporate Valuation
2012	PSIL Arbitration		Expert Witness
2012	AngloCoal	Coal	Valuation
2012	Virgil Mining	Gold	Technical Report
2012	Sikhuliso Harmony Dumps	Gold	Corporate Transaction Advice
2012	Smart Carbon Combrink Coal	Coal	Technical Report and Valuation
2012	Optimum Coal	Coal	Independent Opinion

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YEAR	CLIENT	COMMODITY	DOCUMENTATION

2012	Wits Gold	Gold	CPR and Valuation
2012	Pan African Resources	Gold	CPR and Valuation
2012	Banro	Gold	Technical Report and Valuation
2012	Harmony Evander	Gold	Full CPR and Valuation
2012	Boynton	PGM	Pre-feasibility Study
2012	Sudor Coal	Coal	Valuation
2012	NMIC	Gold	Technical Report and Valuation
2011	SSC Mandarin	Gold	Independent Corporate and Technical Advisor
2011	Harmony	Gold	CPR
2011	Afrisam	Cement	Independent Valuation
2011	Chromex	Chrome	Hong Kong Listing
2011	Banro	Gold	Independent Technical Statement
2011	Xceed Capital	Coal	Independent Valuation Statement
2011	Chrometco	Chrome	Independent Valuation
2011	Scinta	Coal	Independent Technical Statement and Valuation
2011	Seque Manganese	Manganese	Prospectivity and Scoping Study
2011	Sable	PGE	Prospectivity and Drilling Density CP
2011	Taung	Gold	Hong Kong Listing
2011	Maghreb Minerals	Zinc	CPR
2011	Veremo	Iron	Updated Technical Statement on Veremo
2011	Smart Carbon	Coal	Strategic Advisor
2011	Sephaku	Cement	Technical and Economic Documentation
2011	Axmin	Gold	Technical and Economic Documentation
2011	Absa Vanadium	Vanadium	Vanadium Project Valuation
2011	BCL Dumps	Nickel	Scoping Study
2011	AMRT	Copper/Gold	Scoping Study
2011	Jindal Mining	Coal	Techno-Economic Statement on the Mbili Coal Project
2011	Essar RioZim	Various	Corporate Transaction
2011	SEW Trident	Coal	Transaction and Valuation Planning
2011	PSIL	Uranium	Strategic Valuation
2011	Kibo Mining	Gold/Various	Tanzanian Assets
2011	Moabsvelden Coal	Coal	Technical and Valuation Work
2011	Wesizwe	PGE	Fairness Opinion
2010	Namane	Coal	Technical Assessment
2010	Bauba Platinum	Platinum	Independent Strategic Technical Advisor
2010	Evraz Mapochs		Independent Valuation
2010	African Copper	Copper	Independent Mass Balance and Orebody Fatal Flaws Assessment
2010	Advanced Mineral Recovery Technologies	Gold	Independent Sampling and Mass Balance Report
2010	Xstrata Coal	Coal	Independent Valuation Certificate
2010	Sephaku	Cement	Independent Technical Review
2010	White Water Resources	Gold	Independent Competent Persons’ Report
2010	White Water Resources	Gold	Independent Technical Statement
2010	Platmin	Platinum	Independent Techno-Economic Reports and Valuation
2010	West Wits Mining	Gold	Independent Prospectivity Review
2010	SSC Mandarin	Gold	Independent Corporate and Technical Review
2010	Ultra Tech	Cement	Independent Techno-Economic Statements
2010	Taung	Gold	Independent Technical Review
2010	Taung	Gold	Independent Valuation Statement
2010	Sylvania	PGMs	Independent Technical and Valuation Experts Report
2010	Mzuri Capital	Gold	Independent AIM Compliant Competent Person’s Report
2010	Kalagadi	Manganese	Independent High Level Techno-Economic Review
2010	Lesego	Platinum	Independent Techno-Economic Valuation Report
2010	Lesego	Platinum	Independent Executive Summary
2010	G&B Resources	Li	Independent Prospectivity Review
2010	Miranda	Coal	Independent Technical Resource and Valuation Statement
2010	Loncor	Gold	Independent Techno-Economic Valuation Report
2010	Gentor Resources	Copper	Independent Techno-Economic Report
2010	ETA Star	Coal	Independent Valuation Report
2010	AfriSam	Cement	Independent Technical Review
2010	Buildmax	Cement	Independent Short-Form Competent Report
2010	Anglo Platinum	Platinum	Independent Valuation of the PGM Assets
2010	Nyota Minerals	Gold	Independent Inferred Resource Estimate
2010	Absolute Holdings	Platinum	Independent Competent Persons’ Report
2010	AfriSam	Cement	Independent Technical Review
2010	African Copper	Copper	Mass Balance and Orebody Fatal Flaws Assessment
2010	Ruukki	Platinum	Short-Form Techno-Economic Statements
2010	Umbono Capital	PGMs	Independent Competent Persons’ Report
2010	Anglo Platinum	PGMs	Independent Mineral Asset Valuation
2010	Zambia Copper Investments	Copper	Mineral Asset Valuation
2010	White Water Resources	Gold	Short-Form Valuation Statements

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YEAR	CLIENT	COMMODITY	DOCUMENTATION

2010	Central African Gold	Gold	NI 43 – 101 Technical Report
2010	Platmin	Platinum	Updated NI 43 – 101 Technical Report
2009	G & B Resources	Uranium	Independent Competent Persons’ Report
2009	Kalagadi	Manganese	Independent Techno-Economic Review
2009	Sephaku Cement	Cement	Indendent Competent Persons’ Report
2009	Metorex	Gold	Independent Fairness Opinion
2009	Kivu Resources	Pegmatites	Independent prefeasibility study
2009	Kalagadi Manganese	Manganese	Independent Techno-Economic Review
2009	Taung Gold	Gold	Independent Competent Person’s Report
2009	Sylvania Resources	Platinum	Independent Technical and Valuation Expert’s Report
2009	Ernst & Young Jordan	Gold	Independent Valuation Report on mineral assets of a Gold Mining Concession in Ethiopia
2009	Dwyka Resources	Gold	Independent Technical Statement on Tulu Kapi Gold Project
2009	G & B African Resources	Pot Ash	Independent Prospectivity Review
2009	Central African Gold	Gold	Information Memorandum in the form of NI 43-101 Compliant Technical Statement
2009	Braemore Resources	Platinum	Fairness Opinion
2009	New Dawn	Gold	Independent Technical Statement
2009	Investec	Cement	Independent Technical Review of CILU Cement assets
2009	IBI	Iron ore	Independent Technical Resource Statement
2009	Chrometco	Chrome	Fairness Opinion
2009	Rand Uranium	Uranium	Mineral Resource Review and Modelling
2008	Signet Mining	Coal	Independent valuation of coal assets
2008	Lesego Platinum	PGMs	Independent Competent Person’s Report for JSE Listing
2008	Norilsk Nickel	Nickel	Review of business strategy
2008	Minero Group	Zinc/Lead	Review of business strategy and Competent Person’s Report
2008	Paramount Mining	Diamonds	Independent Technical Statements
2008	Anglo Platinum	PGMs	Independent Technical Report and valuation
2008	Demindex	Diamonds	Review of business strategy and Technical Advice
2008	Investec	Cement	Due Diligence and valuation of Cilu Cement
2008	DGI	Copper/Cobalt	Independent Technical Statements
2008	Abalengani	Platinum	Review of plant and valuation
2008	Absolute Holdings		Quarry valuation
2008	Metorex	Copper/Cobalt	Fairness Opinion
2008	Investec	Cement	Due diligence on Sephaku assets
2008	Kivu Resources	Tantalite	Tantalite strategic planning and valuation
2008	Tantilite Resources	Tantalite	Independent Technical Report
2008	DGI	Copper/Cobalt	Independent Technical Statement and valuation
2008	Uramin	Uranium,	Resourse Review and Technical Statements
2008	Harmony Gold Mining	Au, Uranium	Independent Technical Statements and Strategic business plan
2008	Harmony Gold	Uranium	Cooke Dump Resource and Finacial Valuation
2008	Harmony Gold	Au Uranium	Resevre and Resource Audit for the group
2008	Nkwe Platinum	PGMs	Independent Technical Statement and Competent Person’s Report
2008	Highveld Steel & Vanadium Corporation	Steel, Vanadium	Independent Resource and Reserve planning
2008	African Minerals	Diamonds	Independent Technical Statements
2008	Continental Coal	Coal	Independent Technical Report
2008	Industrial Base Metals	Base Metals	Base Metal Refinery Audit
2007	Crushco	Industrial Minerals	Independent valuation
2007	Kimberley Consolidated Mining	Diamonds	Independent valuation
2007	LionOre Mining	Nickel. PGMs	Technical and economic valuation
2007	PBS Group	PGMs	Project review
2007	Western Areas	Au	Independent valuation
2007	Harmony Gold Mining	Au. Uranium	Independent scoping and valuation
2007	Great Basin Gold	Au	Independent valuation for BEE transaction
2007	BRC/Diamondcore Resources	Diamonds	Valuation and Opinion provider
2007	Urals Investors	Diamonds Au. PGMs and Oil and Gas	Independent Transaction Report
2007	Energem	Diamonds	Indepndent Technical Statement for Koidu
2007	Xstrata	Cr	Independent CGT and Valuation advice
2007	PWC Magnetite Mine Review	Magnetite	Independent Mineral Resource Review and Valuation for apportionment calculations
2007	Magnum Resources	Ta	Independent Mineral Resource Review
2007	Gaanahoek Coal Deposit	Coal	Prospectivity Review
2007	DRDGold	Au	Emperor Gold Mines independent forensic review
2007	Kimberley Diamonds Corporation	Diamonds	Independent Listings Documentation
2007	Rockwell	Diamonds	Transhex Transaction Documentation
2007	Rockwell	Diamonds	Independent Mineral Resource Review
2007	Caledonia Mining	Au	Independent Disposal Documentation Eersteling
2007	Caledonia Mining	Au	Independent Disposal Documentation Barbrook

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YEAR	CLIENT	COMMODITY	DOCUMENTATION

2007	Adsani Tantalite Refinery	Ta	Independent Technical Report
2006	LionOre	Ni Base Metals	Independent Valuation of Falconbridge International and Nikkelverk Refinery
2006	LionOre/BCL	Ni Base Metals	Independent Technical and Economic Valuation
2006	Vanamin	V	Independent Report for disposal
2006	Kurils Islands	Au	Independent Technical Report NI 43-101
2006	Mgart Armenia	Au	Independent Assessment and Valuation for AIM
2006	Zimbabwe Mining Bill	All	Preparation of industry submission to government
2006	Energem	Oil & Gas	Preparation of National Instrument Compliance
2006	Ncondedzi Coal	Coal	Technical & Corporate Listing Documentation
2006	Metallon International - Armenia	Gold & Base Metals	Prospectivity & Exploration Programme Preparation
2006	Hood Tantalite	Tantalite	Independent Techno Economic Valuation Report
2005	Letseng	Diamonds	Independent Competent Person’s Report for disposal
2005	Zimplats Tenements	Platinum Group Metals	Independent Competent Person’s Report for disposal
2005	DRD	Gold	Fair & Reasonable
2005	ARM Madikwa	Platinum Group Metals	Independent Valuation for Impairment Calculation
2005	Harmony Competitions Tribunal	Gold	Independent Expert Witness
2005	Ecca Holdings	Bentonite	Independent Industry Review
2005	Harmony Randfontein 4 Shaft	Gold	Independent Valuation
2005	Gallery Gold	Gold	Independent Competent Person’s Report for disposal
2005	Stuart Coal	Coal	Independent Competent Person’s Report for disposal
2005	Elementis Chrome	Chrome	Independent Industry Review
2005	Diamond Core	Diamonds	Independent Competent Person’s Report
2005	Diamond Core	Diamonds	Fair & Reasonable Statement
2005	Kensington Resources	Diamonds	Independent Inspection & Certification of Laboratory
2005	Bayer Valuation	Chrome	Independent Valuation for Economic Empowerment Transaction
2005	Pangea Diamonds	Diamonds	Independent Competent Person’s Repor
2005	LionOre International	Nickel	Tati Nickel Review of Mineral Resources.
	Aquarius PSA2		Independent Competent Person’s Repor
2005	Aquarius	Platinum	Marikana Mineral Resources Review.
2005	LionOre International	Nickel	Nkomati Due Diligence and Transaction Value Calculations.
2005	LionOre International	Nickel	World Nickel market study for group corporate work.
2004	Avgold Limited	Gold	Fair & Reasonable Opinion on the Methodologies applied and Values attributed to the Mineral Assets of ET Cons
2004	Aquarius	Platinum	Update of Independent Valuation of Mimosa
2004	Aquarius	Platinum	Independent Techno-Economic Report and Fair and Reasonable Opinion tot the PIC, DBSA and IDC on the 26% BEE Transaction for AQPSA – Document waived by the JSE.
2004	Mimosa Mining Company	Platinum	Mineral Resource and Ore Reserve Review
2004	Zimplats	Platinum	Zimplats Makwiro Valuation and Corporate Restructuring
2004	Assmang	Manganese	CGT Valuation
2004	Aquarius	Platinum	CGT Valuation
2004	Sishen South	Iron	CGT Valuation
2003	Unki Platinum Project	Platinum	CGT Valuation
2003	Hernic Ferrochrome (Pty) Ltd, Itochu Corporation	Chromite	Independent valuation of the Stellite Chromite Mine Joint Venture.
2003	African Diamond Holdings (Pty) Ltd	Diamonds	Independent techno-economic due diligence and valuation of African Diamond Holdings marine diamond concessions and diamond cutting operation in Walvis Bay, Namibia.
2003	Unki Platinum Project, Zimbabwe	Platinum	Techno-Economic Valuation Report & Fair & Reasonable Opinion
2003	Transvaal Ferrochrome Ltd	Ferrochrome	Independent Competent Person’s Report and Valuation as a bankable Document for Australian Stock Exchange
2003	Aquarius Platinum (SA) (Pty) Ltd	Platinum	Independent Competent Person’s Report and Valuation for the Everest South Project
2002	Zimbabwe Platinum Mines Ltd	Platinum	Independent valuation of Zimplats relative to the value of the Impala Platinum Ltd/AurionGold Ltd transaction.
2002	Mitsubishi Corporation	Ferrochrome	Expansion Report and Valuation on Hernic Ferrochrome (Pty) Ltd.
2002	Aquarius Platinum Ltd	Platinum	Acquisition Report on ZCE Platinum Ltd including the due diligence and valuation of Mimosa Mine in Zimbabwe.
2002	Freddev	Gold	Valuation of Mineral Rights & Royalties
2002	Barnex	Gold	Valuation of Mineral Rights & Royalties
2002	Western Areas	Gold	WA4 Project : Valuation of Mineral Rights & Royalty Agreement
2002	Mitsubishi	Ferrochrome	Expansion report and valuation

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YEAR	CLIENT	COMMODITY	DOCUMENTATION

2002	Aquarius	Platinum	Acquisition Report
2001	Northam	Platinum	Valuation
2001	Mitsubishi Corporation	Ferrochrome	Due Diligence, Valuation and Acquisition Report
2001	Amcol Due Diligence	Bentonite	Independent due diligence and valuation on G&W
2001	Zimplats Impala Raising	Platinum	Circular to shareholders valuation report
2000	African Minerals	Varied	Independent competent person’s report
2000	Barnato Exploration Limited	Varied	Competent person’s report
2000	Durban Deep	Gold	Independent valuation report
2000	Iscor Limited	Varied	Independent valuation of exploration assets
1999	Harmony Gold Mining Co Ltd	Gold	Harmony / Kalgold / West Rand Cons
1999	Leighton Contractors	Tin	Pre-feasibility study Pemali Tin (Indonesia)
1999	Mitsubishi	Ferro-Chrome	Techno-economic valuation of Hernic Chrome
1998	Barnex Ltd	Wits Gold	Due diligence
1998	Camco	Diamonds	Independent Competent Person’s Report and valuation
1998	Crown Mines and DRD	Wits Gold	Valuation
1998	Egyptian Government	Phosphate	Due diligence and valuation
1998	Great Fitzroy Mines	Copper	Competent Person’s Report and Valuation
1998	Iscor Mining	Greenstone Gold	Due diligence and valuation
1998	JCI Ltd	Wits Gold	Competent Person’s Report
1998	Randgold & Exploration Co Ltd	Gold	Competent Person’s Report
1998	Western Areas	Wits Gold	Competent Person’s Report
1997	CBR Mining	Coal	Due diligence
1997	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person’s Report
1997	G&W Base	Bentonite	Due diligence
1997	JCI Ltd	Wits Gold	Competent Person’s Report
1997	Opaline Gold	Greenstone Gold	Competent Person’s Report
1997	Penumbra	Coal	Due diligence
1997	Randgold & Exploration Co Ltd	Greenstone Gold	Competent Person’s Report
1997	Rondebult Colliery	Coal	Due diligence
1996	African Mining Corporation*	Alluvial Gold	Project valuation
1996	Australian Platinum Mines NL	Platinum	Due diligence
1996	Benoni Gold Holdings Ltd	Wits Gold	Competent Person’s Report
1996	Consolidated Metallurgical Industries	Ferrochrome	Competent Person’s Report and valuation
1996	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person’s Report
1996	Harmony Gold Mining Co Ltd	Wits Gold	Competent Person’s Report
1996	JCI Ltd	Wits Gold	Valuation
1996	Rand Leases Properties Ltd	Wits Gold	Competent Person’s Report and valuation
1996	Randgold & Exploration Co Ltd	Wits Gold	Due diligence
1995	African Mines Limited*	Greenstone Gold	Project valuation
1995	Barney-Seidle Arbitration	Granite	Project valuation arbitration
1995	Mopet Oil*	Oil and Gas	Market analysis facilitator
1995	Randgold & Exploration Co Ltd	Wits Gold	Competent Person’s Report and valuation
1995	Randgold Durban Deep	Wits Gold	Competent Person’s Report and valuation
1995	Randgold Harmony Unisel Merger	Wits Gold	Competent Person’s Report and valuation
1994	Aurora Exploration	Varied - Industrials	Competent Person’s Report and valuation
1994	Consolidated Mining Corp	Wits Gold	Due diligence and valuation
1994	CRA (Australia)	Iron Ore	Due diligence
1994	Durban Roodepoort Deep Ltd	Wits Gold	Competent Person’s Report and valuation
1994	Ghana Gold Mines*	Greenstone Gold	Due diligence and valuation
1994	Gold Fields of SA Ltd	Wits Gold	Competent Person’s Report and valuation
1994	Hernic Chrome	Ferro-Chrome	Valuation and Strategic Analysis
1994	Inca	Magnesium	Due diligence and valuation
1994	Mitsubishi	Ferrochrome	Due diligence and valuation
1994	Namco*	Diamonds	Competent Person’s Report and valuation
1994	Randgold & Exploration Co Ltd	Wits Gold	Due diligence
1993	Namibia Oil & Gas licence applications	Oil & Gas	Working with Paul Blair licence applications
1993	Atomic Energy Commission	Uranium	Strategic Analysis
1993	Eskom	Base metals	Strategic Analysis
1993	JCI	Wits Gold	Financial Planning Analysis (Rehabilitation)
1993	Lonrho	Platinum	Financial Planning Analysis (Rehabilitation)
1993	Rand Mines Properties	Varied	Mineral rights evaluation
1992	Barbrook Gold Mines	Greenstone Gold	Ore resource modelling and mine valuation
1992	Rand Merchant Bank	Copper	Ore resource modelling and project valuation
1992	Rembrandt	Platinum	Mine valuation (Northam Platinum)
1992	West Rand Cons	Wits Gold	Ore resource modeling and mine valuation
1991	Rand Merchant Bank	Wits Gold	Ore reserve evaluation (Westonaria Gold Mine)
1991	Rembrandt (Gold Fields of SA)	Varied	Due diligence, valuation and strategic analysis
1991	Standard Merchant Bank	Greenstone Gold	Due diligence and valuation (Eersteling Gold Mine)
1990	Sequence Oil and Gas	Oil & Gas	Due Diligence Report
1990	Atomic Energy Corporation	Nuclear Fuels	Strategic analysis
1990	Consolidated Mining Corp	Wits Gold	Due diligence and valuation
1990	Eskom	Copper/Zinc	Strategic Market Analysis (Toll Smelter potential)

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YEAR	CLIENT	COMMODITY	DOCUMENTATION

1990	Freddies Minerals	Feldspar - Industrials	Due diligence
1990	Industrial Machinery Supplies	Coal	Strategic analysis and valuation (Bricketting plant)
1990	Knights Gold Mine	Wits Gold	Competent Person’s Report
1990	Rand Merchant Bank	Diamonds	Due diligence and valuation (Alluvial Mine)
1990	Corex	Oil & Gas	Evaluation of prospectivity
1990	Rand Merchant Bank	Lead/Zinc	Due diligence and valuation (Miranda Mine)
1990	Rand Mines	Varied	Corporate Strategic Analysis
1990	Rhogold	Wits Gold	Ore resource modeling
1990	Rice Rinaldi	Coal	Due diligence and valuation
1990	Sub Nigel Gold Mine	Wits Gold	Due diligence and valuation
1990	Zaaiplaats Tin Mine	Tin	Due diligence and valuation
1989	Avontuur Diamond Mines	Diamonds	Due diligence and valuation
1989	Granite Consolidated Mining	Granite	Due diligence and valuation
1989	Osprey Gold Mine	Greenstone Gold	Due diligence and valuation
1989	Rand Leases Gold Mine	Wits Gold	Ore resource modeling
1989	Rand Merchant Bank*	Varied	Mineral portfolio analysis (Swanson Rights)
1989	Rhovan	Vanadium	Competent Person’s Report and valuation
1989	Vanamin Severrin Mining	Vanadium	Due diligence and valuation
1989	Zimco	Andalusite	Competent Person’s Report and valuation
1988	Mullet Slate	Slate	Due diligence and valuation
1988	Rand Merchant Bank	Wits Gold	Risk assessment analysis (Peritus Exploration)
1988	Wit Nigel Gold Mine	Wits Gold	Ore resource modelling

5.	I visited the project site, on the 11th June 2010;

6.
I have read the definition of “Qualified Person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101;

7.	I have had no prior involvement with the properties that are the subject of the Technical Report;

8.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

9.	I am responsible for all of the Technical Report;

10.
At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

11.	I am independent of the issuer as described in section 1.5 of NI 43-101; and

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated the 15th day of April 2013 at Johannesburg, South Africa.

_________________
ANDREW NEIL CLAY
M.Sc. (Geol.), M.Sc. (Min.Eng.), Dip.Bus.Man.,
Pr.Sci.Nat., MSAIMM, FAusIMM, ,
FGSSA, MAIMA, MSPE, IoD.
MANAGING DIRECTOR

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Appendix 3: Summary of Significant Diamond Borehole Intersections

	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2006	595,631.83	9,623,694.52	903.84	LDD001	G20-21	0.00	42.90	42.90	1.77	91.21
						48.94	57.08	8.14	0.87	97.05
	595,609.06	9,623,659.25	922.76	LDD002	G20-21	0.00	58.56	58.56	1.52	83.15
	595,598.35	9,623,757.05	870.43	LDD003	G20-21	0.00	13.10	13.10	0.63	68.02
						31.00	33.00	2.00	1.84	55.00
						40.90	42.90	2.00	1.09	90.00
						54.00	62.80	8.80	0.54	90.91
	595,721.73	9,623,774.47	849.14	LDD004	G20-21	0.00	15.45	15.45	0.90	81.75
						20.43	24.82	4.39	1.48	79.50
						28.00	31.92	3.92	1.92	100.00
						33.42	36.76	3.34	0.97	98.50
						43.55	54.36	10.81	1.00	93.15
	595,635.25	9,623,739.99	894.36	LDD005	G20-21	0.00	27.89	27.89	2.75	55.15	Open-ended intersection. Hole abandoned due to core loss.
						Including:
						17.35	24.53	7.18	7.64	70.75
	595,635.25	9,623,739.99	894.36	LDD006	G20-21	0.00	33.18	33.18	2.07	58.20
						Including:
						18.65	25.85	7.20	4.30	57.36
						37.00	50.39	13.39	0.79	83.20
						56.97	60.35	3.38	1.25	79.00
	595,603.06	9,624,064.14	876.70	LDD007	D18-19	80.27	83.77	3.50	2.21	100.00
						88.00	91.53	3.53	1.35	100.00
						97.96	115.09	17.13	1.50	99.36
						150.98	156.98	6.00	1.77	100.00
	595,564.00	9,623,984.21	830.97	LDD008	D18-19	0.00	20.80	20.80	2.41	42.98
						27.54	30.85	3.31	1.31	65.26
	595,480.32	9,624,089.15	864.76	LDD009	D18-19	72.38	80.71	8.33	1.58	98.08
	595,418.46	9,624,133.34	846.77	LDD011	D18-19	80.11	91.70	11.59	11.37	66.70
	595,654.69	9,624,123.37	897.70	LDD012	D18-19	0.00	11.30	11.30	0.99	50.97
						54.00	58.10	4.10	1.04	57.32
						81.95	94.00	12.05	0.97	89.96
						99.90	101.80	1.90	0.90	100.00
						127.00	128.20	1.20	1.06	100.00
						131.12	131.82	0.70	2.11	100.00
						144.35	147.40	3.05	1.22	100.00
						163.30	165.35	2.05	1.06	91.71
						224.45	225.45	1.00	1.86	100.00
	595,656.72	9,623,824.84	832.52	LDD013	G20-21	0.00	17.40	17.40	1.67	78.39
						Including:
						0.00	6.45	6.45	3.00	63.88
						38.40	41.00	2.60	4.19	93.08
						64.00	71.25	7.25	0.96	100.00
	595,630.19	9,623,694.38	903.96	LDD014	G20-21	0.00	41.55	41.55	1.59	55.76	Borehole stopped at 63.78 m and redrilled due to poor poor recovery.
						49.76	63.78	14.02	1.01	74.18
	595,630.19	9,623,694.38	903.96	LDD015	G20-21	0.00	43.90	43.90	1.65	78.84
						43.90	76.85	32.95	0.56	90.50
						92.75	93.55	0.80	2.41	100.00
						97.38	98.13	0.75	8.26	100.00
	595,672.87	9,623,693.55	870.67	LDD016	G20-21	0.00	9.85	9.85	0.71	73.30
						13.65	41.85	28.20	1.95	90.14
						41.85	67.35	25.50	0.55	71.29
						77.75	81.70	3.95	2.84	72.91
	595,604.89	9,622,936.88	959.21	LDD017	Carriere A	46.90	53.30	6.40	1.09	94.38	Open ended. Drilling stopped in low grade mineralization.
						62.20	67.00	4.80	1.75	85.63
						100.70	104.03	3.33	0.51	78.08
	595,638.42	9,623,621.99	884.89	LDD018	G20-21	No significant intersection
	595,542.91	9,622,990.67	962.86	LDD019	Carriere A	9.20	26.20	17.00	1.80	86.53
						46.75	64.05	17.30	0.54	96.53
						77.70	78.60	0.90	1.02	100.00
						102.10	103.05	0.95	1.36	100.00
	595,666.83	9,623,751.23	875.87	LDD020	G20-21	2.30	30.00	27.70	1.60	66.68
						59.65	63.30	3.65	1.93	97.81
						68.30	70.30	2.00	0.88	97.50
						76.35	76.70	0.35	5.27	100.00
						105.80	112.90	7.10	1.34	95.77
	596,775.92	9,624,569.33	924.47	LDD021	Kimbangu	No significant intersection
	596,698.91	9,624,645.30	970.15	LDD022	Kimbangu	No significant intersection
	595,734.11	9,623,527.61	920.25	LDD023	G20-21	14.70	18.60	3.90	1.03	87.18
						30.35	49.25	18.90	0.84	91.80
						53.30	66.45	13.15	1.34	89.13
	595,571.39	9,624,103.07	875.51	LDD024	D18-19	34.00	41.00	7.00	0.66	88.57
						85.35	94.00	8.65	1.35	87.86
						112.00	124.00	12.00	2.92	97.08
						140.80	147.30	6.50	0.75	78.15
						150.70	151.70	1.00	1.39	100.00
						154.70	158.70	4.00	0.70	100.00
						166.70	172.40	5.70	1.20	100.00
						182.00	183.00	1.00	1.03	100.00
	595,772.89	9,623,367.06	946.04	LDD025	G20-21	59.70	64.40	4.70	3.98	68.09
						125.90	127.30	1.40	2.23	78.57
						139.40	140.30	0.90	1.00	83.33
	595,628.29	9,624,043.22	882.99	LDD026	D18-19	0.00	23.60	23.60	1.53	81.69
						42.70	48.00	5.30	0.96	93.77
						89.00	108.15	19.15	0.79	97.70
						117.00	120.85	3.85	0.66	100.00
	595,526.23	9,624,031.95	829.85	LDD027	D18-19	17.00	19.80	2.80	1.17	57.86
						22.50	29.50	7.00	1.69	95.29
						47.60	53.00	5.40	1.05	97.96
						113.55	115.15	1.60	1.31	100.00
	595,823.15	9,623,594.60	900.64	LDD028	G20-21	1.70	9.10	7.40	0.51	76.89
						20.70	23.30	2.60	0.93	100.00
						27.95	50.90	22.95	1.33	97.25
						55.90	59.30	3.40	0.77	88.24
						61.20	73.90	12.70	1.08	94.49
						91.40	98.10	6.70	0.65	91.04

Lugushwa Project NI 43-101 Review

April 2013	51

	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2006	595,526.58	9,624,076.94	861.37	LDD029	D18-19	24.00	25.65	1.65	1.56	100.00
						30.70	32.70	2.00	0.81	100.00
						40.70	41.90	1.20	1.38	100.00
						69.20	72.00	2.80	2.59	100.00
						136.45	137.45	1.00	1.05	100.00
	595,682.28	9,623,156.23	977.34	LDD030	Carriere A	15.00	16.90	1.90	1.66	84.21
						22.75	40.20	17.45	0.98	96.85
						45.65	47.90	2.25	0.67	100.00
						55.75	61.75	6.00	1.02	97.50
						70.50	74.25	3.75	1.05	89.33
						77.00	92.75	15.75	0.83	97.02
						101.05	103.35	2.30	1.10	86.96
	595,530.09	9,624,030.82	829.79	LDD031	D18-19	17.50	18.40	0.90	1.99	51.11
						26.80	33.80	7.00	1.87	90.43
						44.00	58.00	14.00	0.72	71.00
						93.70	94.70	1.00	1.50	100.00
	595,588.51	9,623,077.06	964.39	LDD032	Carriere A	0.00	7.20	7.20	0.69	70.14
						12.00	25.20	13.20	1.98	81.06
						42.80	63.40	20.60	0.74	96.12
						75.60	77.40	1.80	0.89	100.00
						80.00	84.05	4.05	0.89	55.56
						93.65	99.00	5.35	0.97	77.57
						103.80	108.35	4.55	0.70	60.44
	595,991.04	9,625,390.49	891.35	LDD033	G7 Mapale	48.00	50.00	2.00	2.39	50.00
						139.95	140.92	0.97	2.59	100.00
	595,411.34	9,622,869.92	937.60	LDD034	Carriere A	No significant intersection
	595,901.26	9,625,524.55	906.88	LDD035	G7 Mapale	37.90	39.90	2.00	0.71	100.00
						179.10	186.80	7.70	0.58	95.71
	595,842.52	9,623,688.16	852.65	LDD036	G20-21	17.20	31.00	13.80	0.92	91.67
						37.40	38.10	0.70	8.17	78.57
						45.20	50.20	5.00	0.67	95.60
						56.30	66.15	9.85	0.70	91.57
						78.10	85.70	7.60	0.93	100.00
						90.10	94.60	4.50	0.57	94.44
						129.50	143.40	13.90	0.63	99.64
	595,499.08	9,623,044.75	922.70	LDD037	Carriere A	No significant intersection
	595,477.86	9,622,820.07	966.11	LDD038	Carriere A	No significant intersection
	595,910.95	9,623,590.26	892.80	LDD039	G20-21	36.25	39.20	2.95	0.76	74.58
						46.10	49.65	3.55	2.31	42.25
						52.60	54.15	1.55	0.92	90.32
						59.45	61.30	1.85	0.82	72.97
						62.74	66.55	3.81	0.87	92.13
						77.10	78.35	1.25	1.20	66.40
						90.05	90.70	0.65	1.28	100.00
						93.70	95.30	1.60	2.97	98.13
						107.10	110.65	3.55	0.74	100.00
						139.60	141.70	2.10	0.88	98.10
						146.95	148.55	1.60	1.25	95.00
	595,398.36	9,622,699.97	967.67	LDD040	Carriere A	96.70	99.50	2.80	0.99	100.00
						105.50	109.00	3.50	1.17	83.43
						136.90	137.75	0.85	1.08	100.00
						169.20	170.30	1.10	0.90	100.00
	595,812.46	9,623,743.40	823.51	LDD041	G20-21	3.00	5.20	2.20	1.10	77.27
						7.40	10.00	2.60	0.89	67.69
						14.00	16.00	2.00	0.81	100.00
						25.75	26.60	0.85	1.72	100.00
						45.90	47.70	1.80	2.04	100.00
						52.00	53.70	1.70	0.50	54.71
						62.15	62.65	0.50	131.00	100.00
						94.35	95.50	1.15	0.67	100.00
						99.20	100.00	0.80	5.73	100.00
						104.40	110.20	5.80	0.60	100.00
						121.45	121.85	0.40	2.70	100.00
						129.65	130.10	0.45	1.58	100.00
	595,546.23	9,622,886.83	974.02	LDD042	Carriere A	8.50	10.60	2.10	0.74	72.86
						148.30	149.30	1.00	0.61	100.00
	595,759.85	9,623,813.14	811.00	LDD043	G20-21	0.00	27.05	27.05	2.50	71.76
						37.35	67.06	29.71	1.20	94.72
						Including:
						37.35	48.05	10.70	1.56	89.91
						75.90	83.61	7.71	0.70	98.31
						101.56	103.71	2.15	1.29	93.49
						109.00	111.00	2.00	0.59	100.00
						120.00	122.00	2.00	0.97	84.00
	595,633.96	9,622,896.94	954.85	LDD044	Carriere A	2.50	5.05	2.55	0.60	77.25
						11.30	26.00	14.70	0.66	87.55
						30.61	32.08	1.47	2.37	74.83
						46.00	47.00	1.00	0.61	100.00
						60.45	66.50	6.05	1.56	58.02
						69.80	71.40	1.60	0.70	100.00
						74.40	76.45	2.05	0.80	70.73
						108.65	109.45	0.80	2.59	100.00
	595,585.81	9,623,075.11	964.39	LDD045	Carriere A	3.75	7.00	3.25	0.95	63.69
						19.20	21.45	2.25	0.82	89.33
						33.60	44.95	11.35	1.04	97.53
						51.10	70.15	19.05	1.01	93.70
						84.40	85.10	0.70	1.09	100.00
						90.50	95.25	4.75	0.56	56.42
						101.70	110.80	9.10	0.49	94.62
						125.20	126.20	1.00	1.12	90.05
						131.05	137.00	5.95	1.32	81.51
	596,737.16	9,624,622.07	955.87	LDD046	Kimbangu	2.60	3.75	1.15	1.03	61.74
	595,087.84	9,622,344.26	919.47	LDD047	Carriere A	5.00	7.00	2.00	1.56	100.00
						28.60	34.00	5.40	1.59	87.04
						37.00	45.70	8.70	1.09	67.93
						85.15	85.85	0.70	1.37	100.00
	596,126.14	9,623,511.81	919.06	LDD048	Carriere A	68.60	69.40	0.80	1.95	100.00
						133.90	135.60	1.70	1.30	100.00
	595,744.44	9,623,220.00	968.58	LDD049	Carriere A	40.00	46.65	6.65	0.90	74.89
						58.73	59.90	1.17	0.95	100.00
						70.58	71.83	1.25	1.38	100.00

Lugushwa Project NI 43-101 Review

April 2013	52
\
	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2006	595,134.49	9,622,840.36	874.91	LDD050	Carriere A	No significant intersection
	595,209.89	9,622,108.55	937.02	LDD051	Carriere A	20.64	21.64	1.00	13.90	100.00
	595,211.51	9,622,657.33	903.06	LDD052	Carriere A	35.78	36.80	1.02	1.36	80.39
						50.00	50.75	0.75	7.32	100.00
						55.17	58.91	3.74	2.50	100.00
						72.60	99.20	26.60	2.37	100.00
						166.20	171.00	4.80	2.64	92.08
	595,110.03	9,622,645.99	911.44	LDD053	D18-19	70.56	73.80	3.24	1.13	100.00
						76.20	80.20	4.00	3.26	100.00
						82.70	92.25	9.55	1.30	100.00
						97.00	100.05	3.05	1.29	100.00
						104.64	110.62	5.98	3.33	100.00
	595,736.96	9,624,075.69	932.40	LDD054	D18-19	0.00	22.00	22.00	1.18	65.91
						25.00	104.30	79.30	1.46	89.16
						120.00	137.70	17.45	0.61	82.75
						140.68	153.82	13.14	1.07	93.53
						164.50	178.90	14.40	3.18	99.10
						182.10	187.56	5.46	0.78	98.35
						223.06	229.15	6.09	1.23	99.01
						234.00	243.90	9.90	1.27	86.46
						249.05	275.45	26.40	1.83	99.58
2007	595,734.86	9,624,078.03	932.34	LDD055	D18-19	0.00	30.35	30.35	1.73	79.37
	595,734.86	9,624,078.03	932.34	LDD056	D18-19	0.00	33.00	33.00	1.43	58.40
						34.10	44.00	9.90	0.75	93.94
						45.90	50.45	4.55	1.46	78.02
						54.48	55.30	0.82	1.83	100.00
						58.30	59.60	1.30	1.37	100.00
						84.63	89.46	4.83	0.64	81.37
						90.85	96.33	5.48	1.61	63.50
						124.86	136.04	11.18	0.83	88.73
						139.40	143.37	3.97	0.91	97.98
						233.51	236.07	2.56	1.57	100.00
						253.71	254.75	1.04	1.17	91.70
	595,943.86	9,624,040.61	846.00	LDD057	D18-19	5.00	11.00	6.00	0.67	81.33
						13.00	21.31	8.31	1.13	73.76
						23.75	26.93	3.18	1.22	85.83
						29.93	32.11	2.18	1.49	100.00
						40.77	41.75	0.98	1.71	100.00
						45.50	58.37	12.87	1.30	100.00
						60.22	60.90	0.68	1.74	100.00
						77.33	78.44	1.11	1.18	100.00
						81.97	83.65	1.68	0.97	100.00
						85.50	88.40	2.90	0.73	100.00
						90.07	101.70	11.63	1.41	99.77
						Including:
						97.45	101.70	4.25	1.85	100.00
						106.35	110.15	3.80	0.77	100.00
						112.33	191.10	78.77	1.56	98.40
						Including:
						137.12	152.25	15.13	3.35	93.30
						199.28	201.21	1.93	1.03	100.00
						225.30	225.87	0.57	29.90	94.74
						285.86	287.78	1.92	0.81	100.00
						296.56	300.26	3.70	0.72	100.00
	595,211.67	9,622,652.84	902.90	LDD058	Carriere A	45.00	48.50	3.50	0.71	100.00
						53.40	56.15	2.75	1.00	100.00
						62.80	66.15	3.35	2.78	100.00
						68.15	72.56	4.41	1.23	100.00
						74.80	77.25	2.45	1.19	100.00
						84.50	97.00	12.50	1.35	100.00
	595,250.06	9,622,722.14	945.15	LDD059	Carriere A	35.00	37.00	2.00	1.71	98.50
						40.00	41.00	1.00	1.22	70.00
						61.58	62.68	1.00	1.11	90.91
						91.15	102.00	10.85	4.01	97.63
						Including:
						92.60	98.39	5.79	6.41	99.17
	595,738.54	9,624,075.88	932.50	LDD060	D18-19	0.00	192.80	192.80	2.15	94.76
	595,741.29	9,624,123.76	923.95	LDD061	D18-19	0.00	110.00	100.00	2.24	88.39
						Including:
						75.00	83.20	8.20	13.63	92.31
	595,741.63	9,624,123.57	923.97	LDD062	D18-19	0.00	218.07	218.07	0.92	92.50
						Including:
						10.50	24.85	14.35	1.05	84.66
						44.18	49.89	5.71	2.69	99.04
						68.47	73.60	5.13	1.79	98.42
						145.80	152.85	7.05	2.09	100.00
						203.18	210.32	4.26	1.61	100.00
	596,000.88	9,624,114.15	841.27	LDD063	D18-19	55.60	58.60	3.00	0.88	99.02
						61.90	62.90	1.00	1.18	100.00
						65.90	70.10	4.20	1.03	100.00
						71.75	73.50	1.75	0.84	100.00
						80.95	82.95	2.00	0.87	100.00
						132.15	136.00	3.85	1.86	100.00
						139.55	142.40	2.85	0.73	100.00
						160.25	162.85	2.60	1.90	100.00
						178.65	185.20	6.55	1.12	100.00
						191.15	199.30	8.15	0.99	100.00
	595,867.78	9,623,939.95	830.19	LDD064	D18-19	0.80	3.96	3.16	1.85	79.13
						49.25	151.90	102.65	1.15	98.38
						Including:
						88.39	93.83	5.44	2.22	100.00
						113.37	118.46	5.09	2.66	100.00
						133.46	137.72	4.26	2.20	100.00
						142.26	148.83	6.57	1.36	100.00
						150.14	151.90	1.76	0.80	77.27
						176.39	182.00	5.61	0.51	100.00

Lugushwa Project NI 43-101 Review

April 2013	53

	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2007	595,801.21	9,623,788.61	804.62	LDD065	D18-19	14.47	15.56	1.09	2.38	89.91
						41.85	49.30	7.45	0.62	100.00
						51.32	56.39	5.07	0.92	100.00
						59.80	62.00	2.20	0.61	96.36
						63.00	65.15	2.15	1.42	100.00
						73.39	73.78	0.39	32.90	100.00
						113.75	114.35	0.60	2.89	100.00
						129.53	141.93	12.40	0.82	99.35
						149.95	163.80	13.85	0.64	100.00
						169.55	170.55	1.00	1.40	100.00
2008	595,763.07	9,624,048.19	921.94	LDD066	D18-19	0.00	73.90	73.90	1.20	77.75
						77.95	97.05	19.10	1.04	85.34
						103.70	118.15	14.45	1.66	97.72
						125.85	135.10	9.25	1.00	100.00
						138.10	140.00	1.90	1.26	100.00
						145.25	147.00	1.75	0.80	100.00
	595,750.26	9,624,118.86	925.48	LDD067	D18-19	0.00	49.85	49.85	1.61	52.42	Low recovery.
						69.00	78.90	9.90	1.18	95.45
						83.00	91.00	8.00	0.62	85.63
						100.80	119.70	18.90	0.79	97.88
	595,753.82	9,624,117.56	925.28	LDD068	D18-19	0.00	65.75	65.75	1.56	80.00
						70.10	71.90	1.80	1.37	90.56
						79.25	89.60	10.35	1.07	100.00
						94.00	95.45	1.45	0.56	77.24
						101.85	121.50	19.65	1.21	97.40
						129.00	133.00	4.00	0.79	100.00
						139.60	145.00	5.40	0.88	86.48
						148.35	151.00	2.65	1.16	98.11
						160.75	166.25	5.50	0.79	100.00
	595,674.85	9,624,071.82	907.79	LDD069	D18-19	5.30	9.30	4.00	0.64	86.25
						15.25	21.80	6.55	0.84	68.40	Low recovery.
						26.80	27.55	0.75	1.44	100.00
						38.10	43.00	4.90	0.78	94.69
						47.00	50.40	3.40	1.32	100.00
						56.30	77.30	21.00	1.15	100.00
						82.10	94.00	11.90	1.31	100.00
						100.00	102.00	2.00	1.27	100.00
						114.00	115.00	1.00	1.05	100.00
						118.00	128.25	10.25	0.65	100.00
						170.70	189.00	18.30	0.79	100.00
						196.00	204.00	8.00	0.51	100.00
						227.80	231.60	3.80	1.20	100.00
	595,874.38	9,624,122.00	902.18	LDD070	D18-19	4.60	12.90	8.30	1.27	77.83
						19.00	36.50	17.50	1.06	92.17
						42.70	49.60	6.90	1.23	90.72
						54.50	82.60	28.10	1.21	87.79
						86.50	96.10	9.60	0.98	92.40
						102.10	105.00	2.90	0.72	100.00
						111.55	112.55	1.00	0.82	100.00
						115.55	118.10	2.55	1.33	100.00
						121.10	132.40	11.30	0.86	97.35
						135.40	189.00	53.60	1.08	99.07
						194.00	195.20	1.20	1.23	100.00
	595,851.26	9,624,030.45	874.51	LDD071	D18-19	5.00	8.00	3.00	0.65	100.00
						13.00	18.00	5.00	0.56	100.00
						20.00	71.10	51.10	1.02	94.21
						77.30	77.65	0.35	3.71	100.00
						85.65	114.05	28.40	1.15	99.65
						118.05	130.70	12.65	0.98	99.68
						135.20	161.00	25.80	1.02	98.45
						164.00	171.00	7.00	1.27	100.00
						174.50	175.50	1.00	0.56	100.00
						181.48	181.90	0.42	1.50	100.00
						189.45	190.15	0.70	1.22	100.00
						192.25	193.60	1.35	0.62	100.00
						194.75	195.40	0.65	0.72	100.00
	595,793.36	9,623,955.70	875.87	LDD072	D18-19	0.00	84.00	84.00	1.75	97.11
						100.70	101.70	1.00	0.78	100.00
						120.00	121.90	1.90	0.55	100.00
						128.40	129.40	1.00	1.28	100.00
						139.20	140.20	1.00	0.52	100.00
	595,796.41	9,623,955.49	875.74	LDD073	D18-19	0.00	29.75	29.75	1.10	85.38
						37.15	43.85	6.70	1.46	94.03
						57.80	61.80	4.00	1.01	100.00
						68.10	111.00	42.90	1.69	99.81
						119.40	120.25	0.85	0.65	100.00
						123.25	124.25	1.00	1.05	100.00
						137.40	139.10	1.70	2.82	100.00
	595,811.65	9,623,916.20	857.77	LDD074	D18-19	9.00	13.00	4.00	3.46	43.75	Low recovery.
						26.38	27.38	1.00	1.01	100.00
						31.15	32.10	0.95	0.63	100.00
						36.85	45.70	8.85	0.69	97.97
						53.00	56.00	3.00	1.03	100.00
						58.80	61.50	2.70	1.08	100.00
						64.45	72.25	7.80	1.44	93.59
						75.00	107.40	32.40	1.35	99.38
						111.10	112.00	0.90	2.15	100.00
						115.00	121.75	6.75	0.75	100.00
						135.00	136.00	1.00	0.78	100.00
						160.00	161.00	1.00	0.89	100.00
	595,868.27	9,623,942.26	830.16	LDD075	D18-19	15.00	16.00	1.00	0.79	100.00
						39.50	40.20	0.70	0.52	100.00
						65.70	66.70	1.00	0.55	100.00
						69.70	118.50	48.80	3.51	99.28
						121.00	134.90	13.90	0.76	100.00
						150.90	152.60	1.70	0.75	100.00
						161.40	167.00	5.60	1.09	100.00
						170.00	171.00	1.00	0.86	100.00
						194.90	197.85	2.95	0.57	100.00

Lugushwa Project NI 43-101 Review

April 2013	54

	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2008	595,813.06	9,623,873.55	831.91	LDD076	D18-19	0.00	1.00	1.00	0.64	90.00
						11.00	13.00	2.00	0.45	37.50	Very low recovery.
						29.00	45.10	16.10	3.98	99.06
						48.10	88.10	40.00	1.55	98.58
						91.90	92.90	1.00	0.67	100.00
						99.90	100.90	1.00	0.63	100.00
						115.90	116.90	1.00	0.65	95.00
						120.30	121.00	0.70	1.06	100.00
						127.70	128.70	1.00	0.63	100.00
	595,973.72	9,624,078.38	853.24	LDD077	D18-19	19.00	20.00	1.00	0.60	80.00
						28.00	29.00	1.00	0.74	70.00
						34.00	35.00	1.00	0.65	100.00
						39.00	40.00	1.00	1.39	100.00
						43.00	44.90	1.90	1.79	97.37
						47.00	48.00	1.00	0.55	100.00
						51.00	51.50	0.50	0.65	70.00
						55.00	58.10	3.10	0.82	100.00
						62.00	64.00	2.00	0.69	100.00
						69.55	70.55	1.00	1.25	100.00
						76.00	87.00	11.00	1.66	100.00
						90.65	102.00	11.35	2.64	100.00
						110.40	111.40	1.00	0.56	100.00
						124.30	141.00	16.70	2.38	100.00
	595,792.59	9,624,016.38	893.59	LDD078	D18-19	13.10	48.75	35.65	1.65	80.17
						52.75	94.28	41.53	2.56	98.53
						101.68	102.88	1.20	1.22	83.33
						107.03	108.03	1.00	0.60	100.00
	595,796.65	9,624,018.18	893.33	LDD079	D18-19	4.31	11.21	6.90	1.10	86.96
						20.45	25.25	4.80	1.31	100.00
						28.80	32.77	3.97	2.78	50.38	. Very low recovery
						35.77	41.85	6.08	0.85	74.50
						45.20	46.30	1.10	1.05	90.91
						49.40	50.40	1.00	1.22	100.00
						53.40	85.50	32.10	3.01	97.10
						88.50	89.50	1.00	0.51	100.00
						92.50	120.45	27.95	1.19	96.24
						123.30	143.90	20.60	3.27	99.51
						147.85	148.85	1.00	0.62	100.00
						153.45	154.45	1.00	0.59	100.00
	595,875.90	9,624,119.11	902.04	LDD080	D18-19	0.00	1.50	1.50	0.75	66.67	Low recovery.
						6.10	16.66	10.56	2.49	87.94
						30.58	40.78	10.20	1.37	66.67	Low recovery.
						43.18	44.08	0.90	0.82	100.00
						48.70	52.90	4.20	0.53	47.62	Very low recovery.
						55.90	60.90	5.00	6.07	100.00
						71.06	79.81	8.75	0.67	99.43
						82.81	87.81	5.00	3.87	100.00
						91.81	110.91	19.10	3.04	99.48
						115.91	116.91	1.00	0.54	100.00
						129.24	141.24	12.00	0.74	100.00
						147.24	152.24	5.00	1.36	100.00
						155.34	156.10	0.76	1.23	100.00
	595,840.98	9,623,968.51	848.31	LDD081	D18-19	0.00	4.00	4.00	0.98	75.00
						8.20	9.20	1.00	0.81	100.00
						11.50	18.25	6.75	0.80	88.89
						21.70	25.70	4.00	1.20	100.00
						31.70	32.70	1.00	0.88	100.00
						37.86	48.16	10.30	1.04	96.11
						51.16	59.86	8.70	0.94	100.00
						65.91	69.91	4.00	1.25	100.00
						72.91	73.91	1.00	0.64	100.00
						78.98	81.98	3.00	1.15	100.00
						85.98	86.98	1.00	1.25	100.00
						90.53	94.53	4.00	0.65	100.00
						99.66	106.66	7.00	0.53	100.00
						121.66	122.66	1.00	4.03	100.00
						127.66	128.66	1.00	0.70	100.00
						138.66	139.66	1.00	2.33	100.00
						143.66	144.66	1.00	0.91	100.00
						147.66	155.24	7.58	1.48	96.83
						168.05	173.05	5.00	0.59	100.00
						177.95	178.95	1.00	0.55	100.00
	595,877.62	9,624,014.85	853.20	LDD082	D18-19	6.55	12.75	6.20	0.80	96.77
						26.00	30.00	4.00	0.52	98.50
						35.00	49.00	14.00	1.47	100.00
						51.85	57.80	5.95	0.82	100.00
						64.00	65.00	1.00	0.58	100.00
						69.00	83.00	14.00	0.72	100.00
						95.00	96.00	1.00	0.88	100.00
						99.00	99.80	0.80	0.50	100.00
						101.40	102.40	1.00	0.50	50.00	Very low recovery.
						105.00	106.00	1.00	0.59	100.00
						111.00	115.00	4.00	0.65	100.00
						117.00	118.00	1.00	0.62	100.00
						120.00	134.70	14.70	1.12	100.00
						138.00	174.00	36.00	1.33	99.72
	595,811.38	9,623,912.84	857.83	LDD083	D18-19	0.00	0.70	0.70	8.83	100.00
						6.00	9.40	3.40	0.56	61.76	Low recovery.
						13.00	14.00	1.00	0.52	100.00
						17.00	21.00	4.00	2.19	100.00
						24.90	25.80	0.90	0.68	100.00
						30.00	31.00	1.00	0.60	100.00
						33.00	52.00	19.00	1.07	99.32
						56.00	63.00	7.00	1.13	98.29
						65.00	65.80	0.80	0.80	100.00
						68.00	98.45	30.45	1.32	99.90
						110.00	116.00	6.00	0.86	97.50
						122.00	127.00	5.00	0.54	97.00

Lugushwa Project NI 43-101 Review

April 2013	55

	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2008	595,825.33	9,624,184.84	896.11	LDD084	D18-19	0.00	19.00	19.00	1.30	86.58
						23.00	27.00	4.00	0.67	98.75
						32.00	33.00	1.00	0.92	100.00
						36.50	54.10	17.60	1.59	98.30
						57.10	77.45	20.35	1.10	99.26
						80.35	114.15	33.80	1.58	97.34
						118.15	121.15	3.00	0.64	100.00
						125.00	126.00	1.00	0.75	100.00
						135.00	150.75	15.75	1.12	100.00
						154.75	163.75	9.00	0.63	100.00
	595,767.59	9,624,227.58	871.53	LDD085	D18-19	3.10	5.10	2.00	0.60	100.00
						24.55	26.65	2.10	0.90	95.24
						29.65	30.75	1.10	0.70	90.91
						34.75	35.75	1.00	0.54	100.00
						39.88	43.88	4.00	0.62	100.00
						84.68	85.68	1.00	0.53	100.00
						89.60	107.00	17.40	1.01	99.02
						115.40	124.40	9.00	1.42	100.00
						128.40	139.40	11.00	0.64	100.00
	595,719.20	9,623,876.71	795.27	LDD086	D18-19	1.25	16.25	15.00	0.98	100.00
						20.25	55.30	35.05	1.45	99.71
						61.30	63.18	1.88	0.87	100.00
						69.00	72.07	3.07	0.55	97.72
						75.07	76.07	1.00	12.80	100.00
						79.07	86.07	7.00	0.82	100.00
						89.07	102.13	13.06	1.00	99.54
	595,944.70	9,624,042.50	846.23	LDD087	D18-19	1.10	14.80	13.70	0.62	58.39	Low recovery.
						19.50	20.65	1.15	0.66	86.96
						25.50	27.50	2.00	0.73	100.00
						37.50	40.50	3.00	0.83	100.00
						46.50	47.50	1.00	1.25	100.00
						50.50	51.50	1.00	15.20	100.00
						61.50	66.70	5.20	0.56	78.85
						80.30	100.90	20.60	0.56	100.00
						103.90	105.90	2.00	1.20	100.00
						114.90	115.90	1.00	1.20	100.00
						124.00	125.00	1.00	0.57	100.00
						131.00	132.00	1.00	0.71	100.00
						135.90	137.90	2.00	0.71	100.00
						174.45	176.00	1.55	0.59	100.00
						180.00	182.00	2.00	0.63	100.00
						186.00	187.00	1.00	0.80	100.00
						189.50	216.00	26.50	0.94	99.32
						220.00	221.00	1.00	1.61	100.00
						225.00	227.00	2.00	0.73	100.00
						230.00	231.00	1.00	0.50	100.00
						238.00	239.00	1.00	0.69	100.00
	595,940.81	9,624,042.50	846.31	LDD088	D18-19	2.35	10.90	8.55	0.80	81.87
						18.08	19.21	1.13	0.57	88.50
						25.01	27.19	2.18	1.41	91.74
						30.44	34.42	3.98	1.11	90.91
						37.42	42.42	5.00	1.11	100.00
						48.47	53.47	5.00	0.61	100.00
						63.50	66.50	3.00	0.85	100.00
						74.80	94.50	19.70	0.82	100.00
						106.50	109.50	3.00	0.55	100.00
						143.00	176.50	33.50	1.84	100.00
						179.50	227.55	48.05	1.13	99.58
						248.30	249.30	1.00	0.68	100.00
						260.30	261.30	1.00	0.68	100.00
	595,994.26	9,623,913.20	832.98	LDD089	D18-19	43.00	44.00	1.00	0.78	100.00
						86.00	87.00	1.00	0.52	100.00
						112.00	115.00	3.00	1.42	100.00
						138.45	139.00	0.55	0.92	100.00
						170.00	171.00	1.00	0.70	100.00
						173.00	174.00	1.00	0.76	100.00
						178.00	184.00	6.00	0.63	100.00
						187.10	188.10	1.00	1.01	100.00
						194.00	195.00	1.00	0.50	100.00
						203.00	204.00	1.00	0.94	100.00
						232.00	235.00	3.00	0.51	100.00
						240.00	255.50	15.50	1.03	100.00
						260.50	287.50	27.00	1.42	100.00
	595,884.66	9,623,789.98	820.44	LDD090	D18-19	15.30	16.30	1.00	1.25	100.00
						35.83	36.83	1.00	0.52	100.00
						49.83	50.83	1.00	0.92	100.00
						56.88	59.92	3.04	0.55	98.36
						70.00	77.00	7.00	1.25	100.00
						82.00	83.00	1.00	0.77	100.00
						105.00	106.00	1.00	1.97	100.00
						110.00	113.00	3.00	0.62	100.00
						121.00	142.30	21.30	1.20	98.59
						145.30	150.20	4.90	1.02	100.00
						154.00	179.00	25.00	1.16	97.80
						188.00	189.00	1.00	3.48	100.00
						195.00	198.00	3.00	0.64	100.00
						207.00	209.00	2.00	0.71	100.00
	595,787.95	9,624,086.18	913.59	LDD091	D18-19	0.00	20.15	20.15	0.94	72.61
						25.25	48.15	22.90	1.18	100.00
						51.15	52.45	1.30	1.14	100.00
						56.35	77.75	21.40	1.18	100.00
						81.75	82.75	1.00	0.78	100.00
						86.50	106.50	20.00	1.01	94.00
						109.50	118.30	8.80	1.91	100.00
						121.30	138.00	16.70	0.83	94.31
						143.10	147.40	4.30	1.53	93.49
	594,914.93	9,622,007.49	966.87	LDD092	Mpongo	25.90	66.20	40.30	1.54	93.40
						74.70	79.90	5.20	0.58	90.38

Lugushwa Project NI 43-101 Review

April 2013	56

	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2008	594,946.66	9,621,984.91	972.13	LDD093	Mpongo	22.75	25.00	2.25	0.60	31.11	Very low recovery.
						31.00	32.00	1.00	1.12	100.00
						35.00	36.00	1.00	0.73	95.00
						75.00	81.00	6.00	1.12	100.00
						87.00	96.40	9.40	2.44	95.74
	594,815.03	9,621,903.98	965.13	LDD094	Mpongo	6.00	7.45	1.45	0.53	68.97
						9.45	10.90	1.45	0.55	65.52
						26.00	27.00	1.00	1.61	100.00
						52.00	54.00	2.00	0.61	100.00
						93.80	95.05	1.25	0.56	80.00
	594,772.63	9,621,946.69	933.26	LDD095	Mpongo	10.00	11.00	1.00	0.64	100.00
						19.00	20.40	1.40	1.36	71.43
						27.85	28.85	1.00	0.60	85.00
						35.00	36.70	1.70	0.96	100.00
						40.00	41.00	1.00	0.60	100.00
	594,703.22	9,621,840.17	980.34	LDD096	Mpongo	50.80	55.80	5.00	0.54	100.00
						83.00	84.00	1.00	0.56	50.00	Poor recovery.
	594,662.96	9,621,764.61	952.78	LDD097	Mpongo	0.00	4.45	4.45	0.62	65.17
						12.30	13.40	1.10	0.62	90.91
						24.00	32.25	8.25	0.82	96.97
						40.20	43.00	2.80	1.67	100.00
						48.00	50.00	2.00	0.83	100.00
						54.90	55.90	1.00	0.85	100.00
						69.35	76.60	7.25	1.06	85.52
						85.30	86.20	0.90	0.72	100.00
2011	596,790.70	9,624,641.77	934.59	LDD103	Kimbangu	3.00	12.80	9.80	1.43	77.45
	596,735.78	9,624,585.11	947.44	LDD104	Kimbangu	1.00	6.50	5.50	1.37	96.36
	596,701.77	9,624,606.02	964.54	LDD105	Kimbangu	3.00	4.00	1.00	2.77	85.00
	596,768.28	9,624,673.73	952.13	LDD106	Kimbangu	0.00	5.00	5.00	0.86	77.00
						9.00	18.60	9.60	1.21	91.35
	596,691.42	9,624,538.54	963.95	LDD107	Kimbangu	0.00	9.00	9.00	1.97	91.67
	596,695.11	9,624,542.70	963.96	LDD108	Kimbangu	1.00	16.00	15.00	1.44	89.67
	595,268.00	9,622,640.00	921.00	LDD109	Carriere A	0.00	2.00	2.00	1.01	97.50
						5.90	10.60	4.70	0.75	87.23
						16.00	29.55	13.55	1.25	88.41
						33.95	40.00	6.05	2.18	91.74
						42.50	66.20	23.70	1.71	96.46
						69.35	75.10	5.75	1.85	93.91
	595,268.27	9,622,702.92	948.17	LDD110	Carriere A	13.00	14.25	1.25	0.57	100.00
						35.20	37.00	1.80	4.02	88.88
						41.45	42.00	0.55	1.83	100.00
						62.30	65.05	2.75	3.71	96.36
						71.75	72.40	0.65	10.10	100.00
						92.40	93.40	1.00	1.47	90.00
						98.60	99.30	0.70	1.57	100.00
						110.60	111.00	0.40	4.29	100.00
						115.00	116.40	1.40	1.76	100.00
	595,337.89	9,622,746.21	978.97	LDD111	Carriere A	2.00	2.70	0.70	0.54	85.71
						13.00	14.00	1.00	0.71	90.00
						17.65	26.67	9.02	0.80	93.34
	595,217.36	9,622,856.18	904.48	LDD112	Carriere A	0.00	10.00	10.00	1.19	96.00
	595,302.25	9,622,682.79	952.62	LDD113	Carriere A	1.00	12.05	11.05	0.68	90.95
						17.00	20.80	3.80	0.62	100.00
						43.60	52.70	9.10	0.75	97.80
						55.50	56.50	1.00	0.52	100.00
	595,617.24	9,623,059.13	978.97	LDD114	Carriere A	0.00	28.75	28.75	1.22	90.95
						31.75	39.90	8.15	0.96	92.02
						44.05	52.00	7.95	1.51	89.94
						61.00	63.00	2.00	0.69	97.50
						65.70	67.70	2.00	0.70	96.00
	595,775.29	9,623,652.19	877.85	LDD115	G20-21	0.00	16.90	16.90	1.08	82.54
						19.90	24.90	5.00	0.61	86.00
						29.90	36.00	6.10	1.01	94.26
						41.00	46.20	5.20	1.44	91.34
						48.90	61.20	12.30	1.00	87.56
						64.00	72.00	8.00	0.82	82.50
	595,602.00	9,624,062.71	876.72	LDD116	D18-19	0.00	8.00	8.00	0.87	94.37
						17.00	22.10	5.10	0.56	88.23
	595,602.25	9,624,062.99	876.71	LDD117	D18-19	0.00	7.10	7.10	0.86	90.14
						20.10	22.10	2.00	0.66	92.50
						38.50	44.60	6.10	0.45	94.26
						56.00	59.10	3.10	0.56	96.77
						64.40	66.90	2.50	1.12	100.00
						69.90	83.10	13.20	0.83	100.00
						90.90	111.71	20.81	1.06	89.43
	595,654.65	9,624,124.23	897.92	LDD118	D18-19	0.00	5.75	5.75	0.88	91.30
						31.00	32.00	1.00	0.51	100.00
						39.40	44.00	4.60	0.58	89.00
						50.00	50.80	0.80	0.96	100.00
						65.70	72.00	6.30	0.90	92.06
						74.45	76.00	1.55	1.06	80.64
	595,727.40	9,624,024.23	900.79	LDD119	D18-19	0.00	71.90	71.90	1.79	76.98
						Including:
						17.60	21.50	3.90	7.89	21.79	Very poor core recovery
						78.00	87.00	9.00	0.72	87.78
						99.70	108.60	8.90	0.54	95.51
						111.00	114.00	3.00	0.67	100.00
						117.10	118.10	1.00	6.45	100.00
	594,945.89	9,622,053.76	956.58	LDD120	Mpongo	No significant intersection
	594,703.50	9,621,840.99	980.24	LDD121	Mpongo	17.00	18.00	1.00	0.76	100.00
						25.40	26.20	0.80	1.73	68.75
						30.95	34.90	3.95	0.59	72.15
						39.20	51.00	11.80	0.61	95.76
						56.00	57.00	1.00	0.87	100.00
						59.35	60.40	1.05	0.53	90.48
						62.55	63.00	0.45	1.29	100.00
						65.65	66.05	0.40	3.74	100.00
						76.00	77.10	1.10	0.71	95.45
	594,857.25	9,621,859.98	967.16	LDD122	Mpongo	37.00	40.00	3.00	0.77	100.00
						49.00	50.00	1.00	0.77	90.00
						59.00	60.00	1.00	0.61	100.00

Lugushwa Project NI 43-101 Review

April 2013	57

	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2011	594,716.30	9,621,718.05	927.59	LDD123	Mpongo	19.60	27.00	7.40	1.22	90.00
						47.30	49.30	2.00	1.09	90.00
						53.70	54.70	1.00	1.07	100.00
	594,825.57	9,621,822.05	965.37	LDD124	Mpongo	13.00	27.00	14.00	0.71	92.14
						39.00	40.00	1.00	1.06	100.00
						45.00	46.00	1.00	0.77	100.00
						70.90	71.90	1.00	0.51	100.00
						76.85	77.90	1.05	0.69	100.00
	594,545.83	9,621,881.65	968.09	LDD125	Mpongo	10.00	11.00	1.00	0.86	80.00
						19.00	20.35	1.35	0.51	74.07
						25.90	29.00	3.10	0.67	96.77
						40.00	46.00	6.00	1.33	95.00
	594,577.22	9,621,942.80	965.42	LDD126	Mpongo	20.00	21.00	1.00	1.01	100.00
						27.50	42.00	14.50	0.82	93.10
	594,417.21	9,621,865.11	939.20	LDD127	Mpongo	No significant intersection
	594,492.39	9,621,806.77	952.27	LDD128	Mpongo	0.00	6.00	6.00	0.81	77.50
						15.00	18.00	3.00	0.59	100.00
						23.00	24.00	1.00	1.54	100.00
						34.05	38.00	3.95	0.60	100.00
						51.00	52.00	1.00	1.79	100.00
						54.40	61.50	7.10	1.63	94.37
						69.75	71.60	1.85	1.95	83.78
	594,676.62	9,621,962.35	935.85	LDD129	Mpongo	0.00	19.00	19.00	3.86	91.32
						24.00	47.00	23.00	2.09	89.35
						Including:
						29.60	34.00	4.40	6.52	86.36
	595,272.50	9,622,800.70	948.00	LDD130	Carriere A	7.25	20.00	12.75	1.37	90.20
						23.00	44.00	21.00	1.77	97.38
	595,628.34	9,623,106.27	971.49	LDD131	Carriere A	4.80	6.85	2.05	0.50	90.24
						10.25	25.10	14.85	1.40	97.64
						35.80	36.80	1.00	1.27	100.00
						42.95	60.30	17.35	0.89	95.97
						81.60	86.70	5.10	0.41	96.08
						94.30	95.30	1.00	0.58	100.00
	595,706.00	9,623,112.00	982.00	LDD132	Carriere A	6.15	14.00	7.85	0.69	87.90
						17.10	39.70	22.60	2.20	95.13
	595,813.08	9,623,432.20	914.43	LDD133	G20-21	0.00	16.60	16.60	1.50	94.28
						19.80	25.60	5.80	1.29	100.00
						29.60	30.60	1.00	3.42	100.00
						35.60	40.60	5.00	9.65	96.00
						43.60	61.00	17.40	0.80	97.53
						65.00	66.00	1.00	0.81	100.00
	595,800.61	9,623,529.24	916.86	LDD134	G20-21	10.00	11.00	1.00	0.98	100.00
						15.00	16.00	1.00	0.61	90.00
						19.00	25.00	6.00	0.76	95.83
						32.00	40.00	8.00	0.72	91.25
						44.00	63.00	19.00	1.46	99.47
	595,771.98	9,623,290.92	951.98	LDD135	G20-21	26.40	28.00	1.60	0.74	100.00
						41.80	46.80	5.00	0.97	98.00
						60.70	61.60	0.90	0.55	100.00
						64.70	67.80	3.10	0.79	100.00
	595,754.43	9,623,360.00	953.66	LDD136	G20-21	4.40	4.90	0.50	0.62	100.00
						53.25	55.00	1.75	0.69	100.00
	595,800.24	9,623,688.53	857.05	LDD137	G20-21	0.00	31.90	31.90	1.88	92.95
						Including:
						10.00	19.00	9.00	4.40	91.11
						35.80	49.10	13.30	1.04	90.60
						53.70	68.65	14.95	1.23	96.66
	595,936.86	9,625,403.27	891.41	LDD138	G7 Mapale	3.90	6.00	2.10	1.47	47.62	Very poor core recovery
						17.00	18.00	1.00	0.74	100.00
	596,014.35	9,625,509.21	881.27	LDD139	G7 Mapale	0.00	4.00	4.00	1.85	58.75	Poor recovery
						13.00	16.45	3.45	0.43	100.00
						20.50	24.40	3.90	2.05	100.00
	595,962.40	9,625,447.34	908.55	LDD140	G7 Mapale	4.90	19.50	14.60	1.62	89.73
						26.10	36.10	10.00	0.73	46.50	Very poor core recovery
	596,822.96	9,624,675.67	934.83	LDD141	Kimbangu	19.30	21.50	2.20	3.52	90.91
						27.50	29.50	2.00	8.34	100.00
	596,652.06	9,624,491.44	976.70	LDD142	Kimbangu	2.30	10.90	8.60	0.70	90.70
						37.30	38.50	1.20	1.30	83.33
	595,820.35	9,624,121.17	893.40	LDD143	D18-19	0.00	37.30	37.30	0.95	73.99
						40.90	102.00	61.10	0.96	97.71
2012	595,328.26	9,622,866.22	933.60	LDD144	Carriere A	2.10	5.10	3.00	0.40	65.00
						17.20	21.70	4.50	0.58	100.00
						24.70	25.70	1.00	0.89	100.00
						29.70	30.70	1.00	1.54	100.00
	595,275.41	9,622,797.97	948.06	LDD145	Carriere A	16.20	47.71	31.51	2.11	94.28
						50.70	61.90	11.20	0.68	98.21
						67.90	69.90	2.00	0.56	100.00
						72.60	83.90	11.30	1.49	100.00
						86.10	97.90	11.80	1.88	100.00
	595,248.54	9,622,721.42	945.09	LDD146	Carriere A	3.00	4.00	1.00	0.56	100.00
						20.10	21.00	0.90	5.24	88.89
						33.60	38.80	5.20	0.65	100.00
						61.00	63.80	2.80	2.14	96.43
						69.60	78.40	8.80	2.45	100.00
	595,405.69	9,622,744.53	974.40	LDD147	Carriere A	No significant intersection
	595,308.87	9,622,772.45	967.27	LDD148	Carriere A	0.00	3.30	3.30	0.62	87.88
						14.00	15.20	1.20	1.19	83.33
						37.50	58.00	20.50	0.69	97.56
						79.80	86.00	6.20	1.23	90.32
						93.00	94.00	1.00	0.59	100.00
	595,118.85	9,622,313.31	931.32	LDD149	Carriere A	7.50	9.50	2.00	1.30	100.00
						12.50	13.50	1.00	0.71	90.00
						18.80	19.80	1.00	0.90	100.00
						22.80	24.50	1.70	1.31	100.00
						29.00	36.00	7.00	1.10	100.00
						46.00	54.00	8.00	0.46	98.75
						57.00	58.00	1.00	1.63	100.00
						61.00	67.00	6.00	0.47	86.67
						91.00	92.00	1.00	0.78	100.00
						103.00	104.00	1.00	0.53	100.00
	595,033.07	9,622,287.89	879.59	LDD150	Carriere A	2.10	6.00	3.90	0.43	100.00
						8.45	17.00	8.55	0.55	97.66
						52.70	55.00	2.30	0.53	100.00
						58.00	62.00	4.00	0.65	100.00

Lugushwa Project NI 43-101 Review

April 2013	58

	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2012	595,611.60	9,622,510.00	983.23	LDD151	Carriere A	6.50	7.00	0.50	0.74	100.00
						41.60	42.40	0.80	1.44	100.00
						47.55	49.30	1.75	1.01	100.00
						83.00	84.00	1.00	0.94	100.00
	595,690.66	9,622,544.78	984.06	LDD152	Carriere A	No significant intersection
	595,610.37	9,622,542.56	997.14	LDD153	Carriere A	6.90	7.90	1.00	0.88	100.00
						14.50	23.40	8.90	5.45	100.00
						Including:
						18.00	21.00	3.00	10.43	100.00
						75.00	76.00	1.00	0.63	100.00
						78.00	79.00	1.00	0.58	100.00
	595,298.25	9,622,621.22	915.69	LDD154	Carriere A	6.90	7.90	1.00	0.88	100.00
						11.00	15.00	4.00	1.08	100.00
						17.50	22.00	4.50	0.50	86.67
						25.00	26.40	1.40	1.12	100.00
						34.80	54.40	19.60	1.44	100.00
						Including:
						42.70	45.45	2.75	5.59	100.00
						56.60	61.00	4.40	1.55	100.00
						63.70	64.30	0.60	2.13	100.00
	595,268.23	9,622,584.27	925.22	LDD155	Carriere A	0.00	2.00	2.00	0.55	100.00
						16.55	21.50	4.95	0.73	100.00
						24.20	27.20	3.00	0.62	100.00
						30.20	35.20	5.00	0.78	100.00
						39.20	40.20	1.00	1.05	100.00
						43.80	50.80	7.00	0.91	100.00
						66.30	68.30	2.00	0.95	100.00
						72.10	73.00	0.90	0.90	100.00
	595,145.77	9,622,389.02	962.22	LDD156	Carriere A	11.70	12.50	0.80	0.62	100.00
						18.00	19.00	1.00	1.00	100.00
						22.00	23.80	1.80	0.83	100.00
						42.00	45.10	3.10	0.82	96.77
						52.00	60.00	8.00	0.90	93.50
	593,207.12	9,621,051.96	921.41	LDD157	Minkumbu	0.00	9.50	9.50	1.07	94.74
						12.50	13.50	1.00	67.00	100.00
						36.50	38.00	1.50	4.96	100.00
						51.00	52.30	1.30	0.88	100.00
						81.60	83.60	2.00	0.93	100.00
						89.30	90.30	1.00	3.03	100.00
						98.20	107.50	9.30	2.16	100.00
						Including:
						100.10	102.50	2.40	5.98	100.00
						110.20	119.30	9.10	2.79	95.60
						Including:
						110.20	112.30	2.10	9.87	80.95
	593,370.18	9,621,012.58	908.04	LDD158	Minkumbu	10.00	11.00	1.00	1.29	100.00
						46.00	47.00	1.00	0.55	100.00
						73.00	78.00	5.00	3.04	98.00
						82.00	83.50	1.50	6.61	100.00
	593,460.13	9,621,027.83	879.52	LDD159	Minkumbu	No significant intersection
	593,256.60	9,621,004.76	919.12	LDD160	Minkumbu	0.00	2.00	2.00	0.79	100.00
						82.00	83.00	1.00	3.02	100.00
						89.90	94.80	4.90	2.22	100.00
						107.00	110.00	3.00	3.37	100.00
						125.60	131.40	5.80	0.71	100.00
	594,450.37	9,621,840.23	953.76	LDD161	Mpongo	2.00	4.00	2.00	0.69	100.00
	594,693.90	9,621,940.45	923.34	LDD162	Mpongo	0.00	1.30	1.30	1.35	69.00
						42.00	43.00	1.00	0.55	100.00
						51.00	52.00	1.00	1.98	100.00
						71.00	77.50	6.50	0.96	100.00
	594,742.10	9,621,985.00	893.77	LDD163	Mpongo	44.30	46.30	2.00	0.82	100.00
						53.60	56.40	2.80	0.70	100.00
	594,757.67	9,621,873.88	971.55	LDD164	Mpongo	24.15	27.85	3.70	93.70	100.00
						Including:
						24.15	25.15	1.00	340.00	100.00
						31.65	33.20	1.55	1.73	100.00
						40.20	44.80	4.60	0.74	100.00
						55.40	65.90	10.50	0.67	97.62
						68.90	72.90	4.00	0.72	97.50
						81.80	82.80	1.00	0.95	100.00
	594,666.95	9,621,870.51	964.26	LDD165	Mpongo	2.00	3.60	1.60	0.61	100.00
						12.60	14.10	1.50	0.50	100.00
						17.00	18.00	1.00	1.13	100.00
						21.50	23.10	1.60	0.64	100.00
						33.10	34.00	0.90	0.56	100.00
						64.00	65.00	1.00	0.52	100.00
						67.00	68.00	1.00	0.63	100.00
						75.00	76.00	1.00	1.23	100.00
						83.00	84.00	1.00	1.01	100.00
	594,933.51	9,622,068.06	953.15	LDD166	Mpongo	6.00	8.00	2.00	1.39	100.00
						10.70	12.85	2.15	0.47	100.00
	595,563.94	9,622,982.82	977.11	LDD167	Carriere A	2.00	17.20	15.20	2.17	99.34
						20.60	21.60	1.00	0.99	100.00
						36.70	40.00	3.30	0.56	100.00
						51.80	53.80	2.00	0.78	100.00
						56.00	63.00	7.00	0.94	98.57
	595,694.13	9,622,490.75	991.07	LDD168	Carriere A	48.80	50.30	1.50	0.53	100.00
	595,584.42	9,623,019.25	976.91	LDD169	Carriere A	0.00	4.70	4.70	1.17	95.74
						7.40	11.80	4.40	0.68	100.00
						20.00	32.70	12.70	2.39	99.21
						35.70	49.00	13.30	0.59	95.49
						56.00	56.85	0.85	0.94	100.00
						61.65	70.50	8.85	0.48	97.74
	595,520.59	9,622,967.77	954.14	LDD170	Carriere A	0.00	12.50	12.50	3.78	99.20
						Including:
						1.50	5.50	4.00	9.33	100.00
						17.50	18.50	1.00	1.39	100.00
						21.40	25.40	4.00	0.56	95.00
						37.30	43.00	5.70	0.50	94.74
						58.00	60.00	2.00	0.57	100.00
	595,619.00	9,622,990.00	955.00	LDD171	Carriere A	1.10	14.00	12.90	0.62	98.06
						21.70	22.70	1.00	0.63	100.00
						29.10	32.00	2.90	1.06	100.00
						55.00	55.70	0.70	0.56	100.00

Lugushwa Project NI 43-101 Review

April 2013	59

	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2012	595,603.61	9,623,126.00	952.08	LDD172	Carriere A	11.10	11.80	0.70	1.01	100.00
						33.15	35.20	2.05	0.56	100.00
						42.00	51.00	9.00	1.30	100.00
						Including:
						46.40	47.00	0.60	8.64	100.00
						55.00	56.00	1.00	1.31	100.00
						58.40	62.70	4.30	1.00	100.00
						67.70	69.70	2.00	1.60	100.00
						72.20	73.20	1.00	1.26	100.00
	595,662.78	9,623,073.67	984.36	LDD173	Carriere A	0.00	20.30	20.30	0.61	95.57
						30.70	32.80	2.10	0.74	95.23
						36.00	45.00	9.00	0.63	98.00
	595,750.79	9,623,401.37	949.06	LDD174	G20-21	7.70	27.00	19.30	4.04	99.48
						Including:
						19.50	20.50	1.00	59.60	100.00
						30.00	31.00	1.00	0.94	100.00
						34.30	46.00	11.70	0.85	99.14
						50.00	55.00	5.00	0.55	100.00
	595,730.63	9,623,159.28	968.21	LDD175	Carriere A	5.00	5.70	0.70	1.46	100.00
						12.70	13.30	0.60	0.83	100.00
						20.00	27.00	7.00	1.23	100.00
						29.30	36.00	6.70	0.56	100.00
						41.00	55.00	14.00	0.87	100.00
						63.80	73.50	9.70	1.01	100.00
						80.60	82.60	2.00	1.37	100.00
	595,857.64	9,623,525.26	926.79	LDD176	G20-21	40.00	45.00	5.00	0.63	100.00
						52.00	75.00	23.00	1.04	99.57
	595,749.16	9,623,441.31	937.25	LDD177	G20-21	0.00	4.55	4.55	1.00	95.60
						8.75	24.40	15.65	2.73	100.00
						Including:
						18.00	21.00	3.00	9.33	100.00
						53.00	53.90	0.90	0.56	100.00
						55.20	55.80	0.60	0.54	100.00
	595,760.24	9,623,535.03	904.23	LDD178	G20-21	0.00	43.00	43.00	1.31	99.77
						49.00	79.00	30.00	1.05	100.00
	595,841.77	9,623,443.70	910.01	LDD179	G20-21	13.00	16.00	3.00	24.29	100.00
						27.00	37.90	10.90	2.11	99.08
						41.00	65.00	24.00	1.62	99.58
						69.00	74.00	5.00	0.75	100.00
						78.00	80.00	2.00	0.67	100.00
						83.00	85.00	2.00	0.76	100.00
						113.00	114.80	1.80	0.72	100.00
	595771.42	9623594.64	906.73	LDD180	G20-21	0.00	27.50	27.50	1.29	96.91
						38.30	54.60	16.30	0.77	98.77
						57.60	59.35	1.75	1.02	100.00
						64.30	67.30	3.00	1.29	100.00
	595830.91	9623649.11	870.43	LDD181	G20-21	2.00	5.00	3.00	0.92	100.00
						8.30	21.60	13.30	0.57	100.00
						37.00	38.00	1.00	1.00	100.00
						94.00	101.85	7.85	0.47	100.00
	595876.42	9624187.31	902.88	LDD182	D18-19	0.00	8.00	8.00	0.50	100.00
						10.70	11.20	0.50	1.37	100.00
						19.00	34.00	15.00	2.02	100.00
						36.40	46.00	9.60	0.60	100.00
						48.40	71.10	22.70	1.06	99.56
						76.00	77.00	1.00	0.61	100.00
						81.00	87.00	6.00	0.52	100.00
						90.00	103.90	13.90	0.81	100.00
	595791.56	9623399.3	933.56	LDD183	G20-21	17.00	37.80	20.80	1.53	99.52
						40.80	41.80	1.00	1.06	100.00
						57.40	58.40	1.00	0.70	100.00
						63.00	64.00	1.00	1.01	100.00
						67.00	69.00	2.00	0.86	100.00
						77.00	81.00	4.00	0.70	100.00
						101.00	102.00	1.00	0.50	100.00
	595879.04	9624190.16	902.76	LDD184	D18-19	0.00	5.00	5.00	0.79	98.00
						13.00	22.00	9.00	0.63	96.67
						25.00	31.00	6.00	1.20	95.00
						35.00	39.00	4.00	2.00	100.00
						45.80	46.80	1.00	0.67	100.00
						49.00	51.00	2.00	1.02	100.00
						55.00	78.00	23.00	0.71	99.13
	595866.37	9624228.96	877.37	LDD185	D18-19	3.00	8.10	5.10	0.82	100.00
						11.00	19.00	8.00	0.99	97.50
						33.00	34.00	1.00	0.66	100.00
						75.00	102.00	27.00	6.37	100.00
						105.00	111.00	6.00	0.68	100.00
	595906.25	9624137.48	896.78	LDD186	D18-19	0.00	4.00	4.00	1.77	100.00
						21.00	22.00	1.00	0.62	100.00
						31.00	35.00	4.00	0.59	100.00
						43.00	50.00	7.00	0.56	100.00
						53.00	54.00	1.00	0.66	100.00
						57.00	68.00	11.00	0.45	99.09
						74.00	77.30	3.30	3.60	100.00
						82.60	87.90	5.30	0.67	100.00
						90.90	112.00	21.10	1.06	100.00
						115.00	118.00	3.00	0.69	100.00
						128.00	132.00	4.00	0.69	100.00
						140.00	142.00	2.00	1.22	100.00
	595700.01	9624168.95	882.24	LDD187	D18-19	0.00	12.00	12.00	1.14	98.33
						19.00	20.90	1.90	0.76	94.74
						29.80	31.80	2.00	0.66	95.00
						38.70	40.40	1.70	0.63	100.00
						43.80	44.80	1.00	0.73	100.00
						47.00	50.00	3.00	0.55	100.00
						53.60	59.90	6.30	0.38	100.00
						75.00	75.70	0.70	0.46	100.00
	595,907.73	9,624,272.00	866.54	LDD188	D18-19	0.00	1.00	1.00	0.81	100.00

Lugushwa Project NI 43-101 Review

April 2013	60

	Coordinates					Interval
Year Completed	East	North	Elevation	Borehold ID	Target	To (m)	From (m)	Width (m)	Gold Grade (g/t)	Core Recovery	Comment

2012	595909.17	9624139.68	896.68	LDD189	D18-19	0.00	10.20	10.20	2.21	95.09
						12.50	14.00	1.50	2.08	100.00
						18.00	19.00	1.00	0.82	100.00
						23.30	24.30	1.00	1.54	80.00
						29.00	35.40	6.40	0.99	100.00
						40.30	41.00	0.70	0.71	71.42
						58.00	59.00	1.00	0.52	100.00
						72.50	87.00	14.50	0.64	100.00
						93.00	94.10	1.10	5.42	100.00
						99.50	104.40	4.90	1.06	100.00
						107.00	108.00	1.00	0.45	100.00
						111.00	112.00	1.00	1.03	100.00
						116.00	118.00	2.00	1.31	100.00
	595,686.36	9,624,057.20	910.96	LDD190	D18-19	0.00	5.00	5.00	1.20	82.00
						11.00	17.50	6.50	0.44	96.92
						27.80	28.80	1.00	0.70	100.00
						33.80	45.10	11.30	1.09	100.00
						50.00	53.00	3.00	0.54	100.00
						57.00	61.70	4.70	0.63	100.00
						82.60	92.00	9.40	1.48	100.00
						106.00	136.00	30.00	2.43	100.00
	596010.34	9625469.11	904.27	LDD191	G7 Mapale	34.30	34.70	0.40	0.44	100.00
						39.50	42.00	2.50	0.52	100.00
						41.40	42.00	0.60	0.79	100.00
						44.00	45.00	1.00	7.02	100.00
	596004.51	9625420.95	905.78	LDD192	G7 Mapale	12.20	12.90	0.70	0.54	100.00
						20.90	21.20	0.30	0.78	100.00
						37.00	38.00	1.00	1.59	100.00
						48.80	50.00	1.20	0.68	100.00
						54.70	59.70	5.00	0.58	100.00
						63.15	66.00	2.85	1.28	100.00
						71.00	75.00	4.00	1.20	100.00
						77.80	78.80	1.00	0.60	100.00
						83.00	84.00	1.00	0.47	100.00
						98.25	99.10	0.85	1.59	100.00
	596,084.58	9,625,744.86	883.42	LDD193	G7 Mapale	1.00	3.00	2.00	0.76	90.00
						36.00	37.00	1.00	0.56	100.00
	593,210.18	9,621,051.08	921.23	LDD194	Minkumbu	0.00	8.60	8.60	1.75	90.11
						11.60	12.60	1.00	0.54	100.00
						20.60	36.30	15.70	0.74	99.36
						42.00	47.50	5.50	0.46	100.00
						52.40	55.30	2.90	0.54	100.00
						61.80	67.00	5.20	10.39	100.00
						66.00	67.00	1.00	47.60	100.00
	593,171.43	9,621,108.51	905.19	LDD195	Minkumbu	6.00	23.70	17.70	16.09	96.04
						31.70	39.70	8.00	2.34	98.75
						43.70	53.10	9.40	1.22	95.74
	593,414.42	9,621,071.83	875.99	LDD196	Minkumbu	0.00	3.00	3.00	1.20	90.00
						17.60	18.60	1.00	0.83	100.00
						21.60	22.30	0.70	2.02	100.00
	593,330.36	9,621,069.31	898.36	LDD197	Minkumbu	0.00	1.00	1.00	0.60	100.00
	595,994.00	9,628,916.00	856.00	LDD198	G8-Kolo	9.30	10.70	1.40	0.64	78.57
	595,920.00	9,628,875.00	915.00	LDD199	G8-Kolo	48.60	49.60	2.18	2.18	100.00
	594,991.00	9,628,835.00	904.00	LDD200	G8-Kolo	10.80	11.60	0.80	2.06	100.00
						17.00	17.70	0.70	6.01	100.00
						35.70	36.45	0.75	0.91	100.00

Lugushwa Project NI 43-101 Review